The information in this preliminary prospectus supplement is not complete and may be changed. A registration statement relating to these securities has become effective under the Securities Act of 1933, as amended. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
File No. 333-149887

Subject to completion, dated August 2, 2010
Prospectus Supplement to Prospectus dated March 25, 2008.

$550,000,000

     % Notes due 2020

Newell Rubbermaid Inc. will pay interest on the notes on February 15 and August 15 of each year, beginning on February 15, 2011. The notes will be issued only in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will mature on August 15, 2020.

We may, at our option, redeem all or part of the notes at any time at a redemption price equal to the greater of the principal amount of the notes to be redeemed and the Make-Whole Amount (as defined herein) of the notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. In addition, if a change of control triggering event (as defined herein) occurs prior to the maturity date, we will be required to offer to repurchase the notes that we have not already redeemed for a change of control payment equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the change of control payment date (as defined herein).

The notes will be our senior obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness from time to time outstanding.

The notes will not be listed on any securities exchange.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-8 of this prospectus supplement to read about important factors you should consider before buying the notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Initial public offering price	%	$
Underwriting discount	%	$
Proceeds, before expenses, to Newell Rubbermaid Inc.	%	$

The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from          , 2010 and must be paid by the purchasers if the notes are delivered after          , 2010.

The underwriters expect to deliver the notes through the facilities of The Depository Trust Company against payment in New York, New York on          , 2010.

Goldman, Sachs & Co.
Barclays Capital
Citi

Prospectus Supplement dated          , 2010.

ABOUT THIS PROSPECTUS SUPPLEMENT

This prospectus supplement and the accompanying prospectus contain information about Newell Rubbermaid Inc. and about the notes. They also refer to information contained in other documents filed by us with the Securities and Exchange Commission and incorporated into this document by reference. References to this prospectus supplement or the prospectus also include the information contained in such other documents. To the extent that information appearing in a later filed document is inconsistent with prior information, the later statement will control. If this prospectus supplement is inconsistent with the prospectus, you should rely on this prospectus supplement.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or in any free writing prospectuses we have prepared. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

S-i

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus supplement and the accompanying prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (other than any portions of such filings that are furnished rather than filed under applicable Securities and Exchange Commission rules) until our offering is completed:

1. Our Annual Report on Form 10-K for the year ended December 31, 2009.

2. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

3. Our Current Reports on Form 8-K filed February 11, 2010, May 14, 2010, June 17, 2010 and July 30, 2010 (Item 8.01 only) and our Amendment to Current Report on Form 8-K filed January 7, 2010.

You may request a copy of these filings at no cost by writing to or telephoning us at the following address:

Newell Rubbermaid Inc.
Three Glenlake Parkway
Atlanta, Georgia 30328
Telephone: 1-770-418-7000
Attention: Office of Investor Relations

FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus supplement and accompanying prospectus and in the documents incorporated by reference herein and therein that are not historical in nature and constitute forward-looking statements in reliance upon the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may relate to, but are not limited to, information or assumptions about the effects of the transactions discussed under “Summary — Other Transactions” below, our Project Acceleration restructuring program, our European Transformation Plan, sales (including pricing), income/(loss), earnings per share, operating income or gross margin improvements or declines, return on equity, return on invested capital, capital and other expenditures, working capital, cash flow, dividends, capital structure, debt to capitalization ratios, availability of financing, interest rates, restructuring, impairment and other charges, potential losses on divestitures, impacts of changes in accounting standards, pending legal proceedings and claims (including environmental matters), future economic performance, costs and cost savings (including raw material and sourced product inflation, productivity and streamlining), synergies, management’s plans, goals and objectives for future operations, performance and growth or the assumptions relating to any of the forward-looking statements. These statements generally are accompanied by words such as “intend”, “anticipate”, “believe”, “estimate”, “project”, “target”, “plan”, “expect”, “will”, “should”, “would” or similar statements. We caution that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. Actual results could differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, our dependence on the strength of retail, commercial and industrial sectors of the economy in light of the global economic slowdown; currency fluctuations; competition with other manufacturers and distributors of consumer products; major retailers’ strong bargaining power; changes in the prices of raw materials and sourced products and our ability to obtain raw materials

S-ii

and sourced products in a timely manner from suppliers; our ability to develop innovative new products and to develop, maintain and strengthen our end-user brands; our ability to expeditiously close facilities and move operations while managing foreign regulations and other impediments; our ability to manage successfully risks associated with divesting or discontinuing businesses and product lines; our ability to implement successfully information technology solutions throughout our organization; our ability to improve productivity and streamline operations; our ability to refinance short term debt on terms acceptable to us, particularly given the uncertainties in the global credit markets; changes to our credit ratings; significant increases in the funding obligations related to our pension plans due to declining asset values or otherwise; the imposition of tax liabilities greater than our provisions for such matters; significant increases in costs to comply with changes in legal, employment, tax, environmental and other laws and regulations; the risks inherent in our foreign operations; and those matters listed in our most recent Annual Report on Form 10-K, including Item 1A of such report, and in Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.

S-iii

SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus supplement and the accompanying prospectus and is qualified in its entirety by the more detailed information appearing elsewhere, or incorporated by reference, in this prospectus supplement and the accompanying prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire prospectus supplement and accompanying prospectus and the other documents to which it refers to understand fully the terms of the notes. You should pay special attention to the information under “Risk Factors” and “Forward-Looking Statements”. Unless otherwise indicated or the context otherwise requires, references in this prospectus supplement to “Newell”, “we”, “us” and “our” are to Newell Rubbermaid Inc. and its subsidiaries.

Newell Rubbermaid Inc.

We are a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. We market our products under a strong portfolio of brands, including Rubbermaid®, Graco®, Aprica®, Levolor®, Calphalon®, Goody®, Sharpie®, Paper Mate®, Dymo®, Parker®, Waterman®, Irwin®, Lenox® and Technical Conceptstm. Our multi-product offering consists of well-known name-brand consumer and commercial products in three business segments: Home & Family; Office Products; and Tools, Hardware & Commercial Products.

Home & Family — This segment is comprised of the following business units: Rubbermaid Consumer Products; Baby & Parenting Essentials; Décor; Culinary Lifestyles; and Beauty & Style. Rubbermaid Consumer Products designs, manufactures or sources, packages and distributes food and home storage products and indoor/outdoor organization products. Baby & Parenting Essentials designs, manufactures or sources, packages and distributes infant and juvenile products such as swings, highchairs, car seats, strollers and playards. Décor designs, manufactures or sources, packages and distributes window treatments, drapery hardware and cabinet hardware. Culinary Lifestyles primarily designs, manufactures or sources, packages and distributes aluminum and stainless steel cookware, bakeware, cutlery, small kitchen electrics, and kitchen gadgets and utensils. Beauty & Style designs, sources, packages and distributes hair care accessories and grooming products.

Rubbermaid Consumer Products primarily sells its products under the trademarks Rubbermaid®, Roughneck® and TakeAlongs®. Baby & Parenting Essentials primarily sells its products under the trademarks Graco®, Teutonia® and Aprica®. Décor primarily sells its products under the trademarks Levolor®, Kirsch® and Amerock®. Culinary Lifestyles primarily sells its products under the trademarks Calphalon®, Kitchen Essentials®, Cooking with Calphalon tm, Calphalon®One tm and Katana tm. Beauty & Style markets its products primarily under the trademarks Goody®, Ace® and Solano®.

The Home & Family business units primarily market their products directly to mass merchants and specialty, grocery/drug and department stores.

Office Products — This segment is comprised of the following business units: Markers, Highlighters, Art & Office Organization; Everyday Writing & Coloring; Technology; and Fine Writing & Luxury Accessories. These businesses primarily design, manufacture or source, package and distribute writing instruments and office solutions, primarily for use in the business and home.

Markers, Highlighters, Art & Office Organization products include permanent/waterbase markers, dry erase markers, highlighters, and art supplies and are primarily sold under the trademarks Sharpie®, Expo®, Sharpie® Accent®, Vis-à-Vis®, Eberhard Faber®, Berol® and Prismacolor®. Everyday Writing products include ballpoint pens and inks, roller ball pens, mechanical pencils and correction fluids and are primarily sold under the trademarks Paper Mate®, Uni-Ball® (used under exclusive license from Mitsubishi Pencil Co. Ltd. and its subsidiaries in North America), Sharpie®, Eberhard Faber®, Berol®, Reynolds® and Liquid Paper®. Technology products include on-demand labeling products, online postage, card scanning solutions and interactive teaching solutions, and are primarily sold under the trademarks Dymo®, Endicia tm, CardScan® and Mimio®. Fine Writing & Luxury Accessories products include fine writing instruments and luxury accessories and are primarily sold under the trademarks Parker®, Waterman® and Rotring®.

The Office Products business units primarily market their products directly to mass merchants, warehouse clubs, grocery/drug stores, office superstores, office supply stores, contract stationers and other retailers.

Tools, Hardware & Commercial Products — This segment is comprised of the following business units: Commercial Products; Construction Tools & Accessories; Industrial Products & Services; and Hardware. These businesses design, manufacture or source, package and distribute cleaning and refuse products, hygiene systems, hand tools and power tool accessories, industrial bandsaw blades, soldering tools and accessories, propane torches, manual paint applicator products, and window and door hardware.

Commercial Products primarily sells its cleaning and refuse products and hygiene systems under the trademarks Rubbermaid®, Brute® and Technical Conceptstm. Construction Tools & Accessories products include hand tools and power tool accessories primarily sold under the trademarks Irwin®, Vise-Grip®, Marathon®, Quick-Grip®, Unibit® and Strait-Line®. Industrial Products & Services products include cutting and drilling accessories and industrial bandsaw blades as well as soldering tools and accessories primarily sold under the Lenox® trademark. Hardware products include paint applicator products, propane torches and window and door hardware primarily sold under the trademarks Shur-Line®, BernzOmatic® and Bulldog®.

The Tools, Hardware & Commercial Products business units primarily market their products directly and through distributors to mass merchants, home centers, department/specialty stores, hardware and commercial products distributors, industrial/construction outlets, custom shops, select contract customers and other professional customers.

Our vision is to become a global company of Brands That Mattertm and great people, known for best-in-class results. We are committed to building consumer-meaningful brands through understanding the needs of consumers and using those insights to create innovative, highly differentiated product solutions that offer performance and value. To support our multi-year transformation into a best-in-class global consumer branding and marketing organization, we have adopted a strategy that focuses on optimizing the business and product portfolio, building consumer-meaningful brands on a global scale, and achieving best cost and efficiency in our operations.

We are a Delaware corporation. Our principal executive offices are located at Three Glenlake Parkway, Atlanta, Georgia 30328, and our telephone number is 770-418-7000.

Recent Developments

On July 30, 2010, we reported our financial results for the quarter and six months ended June 30, 2010.

For the second quarter of 2010, net sales were $1.50 billion, down 0.5 percent compared with the same period in 2009. Core sales improved 1.5 percent. The year over year impact of last year’s product line exits reduced net sales by 1.9 percent, and foreign currency translation had a nominal impact on sales. Gross margin for the quarter was 39.3 percent, up 220 basis points from last year as productivity gains and improved product mix more than offset the impact of input cost inflation. Operating income was $203.5 million, or 13.6 percent of sales, reflecting $22.8 million of Project Acceleration restructuring costs and restructuring related costs incurred in connection with the European Transformation Plan. In the same period in 2009, operating income was $199.5 million, or 13.3 percent of sales, including Project Acceleration restructuring costs of $29.5 million. Net income for the second quarter of 2010 was $130.4 million, compared to $105.7 million in the second quarter of 2009. We generated operating cash flow of $154.0 million during the second quarter, compared to

$99.2 million in the comparable period last year. The improvement was driven by increased earnings and working capital improvement. Capital expenditures were $37.8 million in the second quarter, compared to $38.3 million in the second quarter of 2009.

For the six months ended June 30, 2010, net sales increased 3.5 percent to $2.80 billion, compared to $2.71 billion in the prior year. Core sales improved 4.1 percent. Foreign currency translation increased net sales by 1.0 percent, while the year over year impact of last year’s product line exits lowered net sales by 1.6 percent. Gross margin was 37.8 percent, a 160 basis point improvement versus the prior year period. Productivity gains and improved product mix more than offset the effect of input cost inflation. Operating income was $333.6 million, or 11.9 percent of sales, reflecting $38.8 million of Project Acceleration restructuring costs and restructuring related costs incurred in connection with the European Transformation Plan. In the same period in 2009, operating income was $280.3, or 10.4 percent of sales, including Project Acceleration restructuring costs of $60.0 million. Net income for the first six months of 2010 was $188.8 million, compared to $139.4 million in the prior year. We generated operating cash flow of $183.4 million during the first six months of 2010, compared to $88.0 million in the prior year period. Capital expenditures were $69.3 million, compared to $70.7 million in the first six months of 2009.

Other Transactions

Tender Offer for 10.60% Senior Notes Due 2019

On August 2, 2010, we announced our intent to commence, on or about the date hereof, a tender offer (the “2019 Note Tender Offer”) to purchase any or all of our outstanding 10.60% Senior Notes due 2019 (the “2019 Notes”) for cash. As of the date of this prospectus supplement, there are outstanding $300,000,000 aggregate principal amount of 2019 Notes. We intend to use a portion of the proceeds from our sale of the notes, together with cash on hand and short-term borrowings, to pay for 2019 Notes purchased under the 2019 Note Tender Offer. The 2019 Note Tender Offer is scheduled to settle on August 10, 2010, the same day as the closing of this offering, unless the expiration date for the 2019 Note Tender Offer is extended or the 2019 Note Tender Offer is terminated.

We do not yet know how many, if any, 2019 Notes will be validly tendered by the holders and accepted by us in the 2019 Note Tender Offer. Accordingly, the actual amount of cash proceeds we use for the 2019 Note Tender Offer will not be known until the 2019 Note Tender Offer expires, which is not scheduled to occur until August 9, 2010, shortly before the closing of this offering. Consummation of the 2019 Note Tender Offer will be subject to a number of conditions, including the issuance of the notes and the absence of certain adverse legal and market developments. We cannot provide any assurance as to whether we will complete the 2019 Note Tender Offer or as to the results thereof.

The 2019 Note Tender Offer will only be made pursuant to an offer to purchase and related letter of transmittal, which will collectively contain the complete terms and conditions relating to the 2019 Note Tender Offer. The information set forth herein is for informational purposes only and is not soliciting any offer to participate in the 2019 Note Tender Offer.

Accelerated Stock Buyback

On August 2, 2010, we entered into an Accelerated Stock Buyback agreement with Goldman, Sachs & Co. to purchase shares of our common stock. Under the agreement, immediately after the closing of this offering, we will pay Goldman Sachs an initial purchase price of $500 million, and Goldman Sachs will deliver to us approximately 25.8 million shares of our common stock, representing approximately 80% of the shares expected to be purchased under the agreement. The number of shares that we ultimately purchase under the agreement will be determined based on the average of the daily volume-weighted average share prices of our common stock over the course of a calculation period and is subject to certain adjustments under the agreement. Upon settlement following the end of the calculation period, Goldman Sachs will deliver additional shares to us, or we will deliver cash or shares (at our election) to Goldman Sachs, to the extent the aggregate value of shares initially delivered, based on the final price, is less or more than $500 million. We intend to use a portion of the proceeds from our sale of the notes to fund the initial purchase price. We also intend to use any remaining proceeds from our sale of the notes, together with cash on hand and short-term borrowings, to make any additional cash payment we may owe Goldman Sachs following the calculation period.

Although we are entering into the Accelerated Stock Buyback in order to reduce the future dilution that would occur upon the closing of the proposed exchange offer discussed below, if and when that exchange offer were to be commenced and successfully concluded, the proposed exchange offer is not a condition to the Accelerated Stock Buyback, and there is no guarantee that any exchange offer will occur.

Proposed Exchange Offer for Convertible Notes

On August 2, 2010, we announced our intent, following completion of the 2019 Note Tender Offer and subject to market conditions, to conduct an offer (the “Proposed Exchange Offer”) to exchange any or all of our outstanding 5.50% Convertible Senior Notes due 2014 (the “Convertible Notes”) for a number of shares of our common stock, par value $1.00 per share, equal to the conversion rate of the Convertible Notes plus an amount of cash to be determined by us prior to commencement of the Proposed Exchange Offer. To the extent Convertible Notes are exchanged, we intend to settle, for cash, the hedge transactions that we entered into concurrently with the issuance of the Convertible Notes. As of the date of this prospectus supplement, there are outstanding $345,000,000 aggregate principal amount of Convertible Notes. We do not yet know that we will commence the Proposed Exchange Offer, how many Convertible Notes will be validly tendered by the holders and accepted by us in the Proposed Exchange Offer, if completed, or the aggregate number of shares of common stock and amount of cash that we may issue and pay in the Proposed Exchange Offer. Consummation of the Proposed Exchange Offer will be subject to a number of conditions, including the absence of certain adverse legal and market developments. We cannot provide any assurance as to whether we will commence or complete the Proposed Exchange Offer or purchase any Convertible Notes.

The Proposed Exchange Offer will only be made pursuant to an offer to purchase and related letter of transmittal, which will collectively contain the complete terms and conditions relating to the Proposed Exchange Offer. The information set forth herein is for informational purposes only and is not soliciting any offer to participate in the Proposed Exchange Offer.

If completed as planned, the series of transactions described above is expected to result in a cumulative pre-tax charge to GAAP earnings in 2010 of up to $200 million.

The Notes

Issuer	Newell Rubbermaid Inc.

Principal Amount Offered	We are issuing $550.0 million aggregate initial principal amount of our % Senior Notes due 2020. The notes will be issued pursuant to an indenture dated as of November 1, 1995 between Newell Rubbermaid Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee.

Maturity Date	The notes will mature on August 15, 2020.

Interest Rate	The interest rate on the notes will be % per year. Interest on the notes will accrue from the original issuance date and will be payable semi-annually, in arrears, on February 15 and August 15 of each year, beginning February 15, 2011.

Optional Redemption	We may redeem all or part of the notes at any time and from time to time at our option at a redemption price equal to the greater of:

• the principal amount of the notes being redeemed; or

• the Make-Whole Amount (as defined herein) for the notes being redeemed,

plus, in each case, accrued interest to the redemption date.

Change of Control Offer	If a change of control triggering event occurs with respect to the notes, each holder of the notes may require us to purchase all or a portion of such holder’s notes at a price equal to 101% of the principal amount, plus accrued interest, if any, to the date of purchase. See “Description of the Notes — Change of Control Offer”.

Ranking	The notes will be our senior unsecured obligations and will rank equally in right of payment with all of our other existing and future senior unsecured indebtedness. As of March 31, 2010, we had approximately $2,110.1 million principal amount of outstanding indebtedness that would have ranked equally with the notes. The notes will be effectively subordinated to all liabilities of our subsidiaries, and our ability to pay principal and interest on the notes could be affected by the ability of our subsidiaries to declare and distribute dividends to us.

The indenture under which the notes are being offered does not limit the amount of debt that we or any of our subsidiaries may incur.

Use of Proceeds	We intend to use the proceeds from the offering, together with cash on hand and short-term borrowings, (1) to purchase shares of our common stock under an “accelerated stock buyback” and (2) to purchase our 2019 Notes pursuant to the 2019 Note Tender Offer. Any remaining amounts will be used for general corporate purposes, which may include the repayment of debt.

Sinking Fund	None

Additional Issuances	We may, without the consent of the holders, issue additional notes having the same ranking and the same interest rate, maturity date and other terms as the notes, provided that such additional notes must be issued with no more than de minimis original issue discount for U.S. federal income tax purposes or constitute a “qualified reopening” of the previously issued notes for U.S. federal income tax purposes. Any additional notes having such similar terms, together with the notes, will constitute a single series of notes under the indenture.

Form and Denomination	The notes will be issued in book-entry form in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The notes will be represented by one or more global notes deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company.

Trustee	The Bank of New York Mellon Trust Company, N.A.

Covenants	The indenture contains certain covenants, including limitations on the ability to:

• consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any person; and

• with certain exceptions, create, incur, assume or suffer to exist any lien of any kind upon any of our property or assets, or to permit any of our subsidiaries to do so upon any of their respective assets, unless all of the notes are equally and ratably secured.

These covenants are subject to important exceptions and qualifications, which are described under “Description of the Notes” in this prospectus supplement and the accompanying prospectus.

Events of Default	The events of default for the notes include, but are not limited to, the following:

• our failure to pay interest on the notes for 30 days after the date payment is due;

• our failure to pay principal of the notes when due;

• our failure to perform, or a breach of, any of our covenants or agreements in the indenture for 60 days after receipt of due notice from the trustee or the holders of at least 25% of the notes that performance or cure of breach was required;

• certain events of bankruptcy, insolvency or reorganization; and

• an event of default under any indebtedness of Newell Rubbermaid Inc. or any of its principal subsidiaries that results in a principal amount of that indebtedness in excess of $10,000,000 being due and payable which remains outstanding longer than 30 days after receipt of due notice from the trustee or the holders of at least 25% of the notes.

Governing Law	The notes and the indenture are governed by, and construed in accordance with, the laws of the State of New York.

Risk Factors	Your decision to participate in the offering is a decision to invest in the notes, which involves substantial risk. See “Risk Factors” beginning on the following page for a discussion of factors you should carefully consider before deciding to participate in this offering.

RISK FACTORS

Risk Factors Relating to Our Business

In considering whether to purchase the notes offered by this prospectus supplement and the accompanying prospectus, you should carefully consider the information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. In particular, you should carefully consider the factors listed in “Forward-Looking Statements” as well as the “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2009 and in Exhibit 99.1 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, which are incorporated by reference herein.

Risk Factors Relating to the Notes

We Are A Holding Company and the Notes Will be Structurally Subordinated to the Liabilities of Our Subsidiaries.

Because Newell Rubbermaid Inc. is a holding company and conducts its business principally through its subsidiaries, the notes will be structurally subordinated to the liabilities of our subsidiaries. The rights of Newell Rubbermaid, and the rights of Newell Rubbermaid’s creditors, including the holders of the notes, to participate in any distribution of the assets of any of our subsidiaries upon that subsidiary’s liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of that subsidiary, except to the extent that Newell Rubbermaid’s claims as a creditor of that subsidiary may be recognized. Substantially all of our consolidated accounts payable represent obligations of Newell Rubbermaid’s subsidiaries, and as of March 31, 2010, the aggregate principal amount of money borrowed by Newell Rubbermaid’s consolidated subsidiaries, including accounts payable, equaled approximately $580.2 million (the current portion of which was approximately $576.0 million).

We May Not Have Sufficient Funds to Purchase the Notes Upon A Change of Control Triggering Event, and this Covenant Provides Limited Protection to Investors.

Holders of the notes may require us to purchase their notes upon a “change of control triggering event” as defined under “Description of the Notes — Change of Control Offer”. We cannot assure you that we will have sufficient financial resources, or will be able to arrange sufficient financing, to pay the purchase price of the notes, particularly if a change of control event triggers a similar repurchase requirement for, or results in the acceleration of, our other then existing debt. Holders of our 5.50% Notes due 2013, 6.25% Notes due 2018 and 2019 Notes may require us to repurchase such notes on the same change of control triggering events. Holders of our Convertible Notes may require us to repurchase those notes on certain fundamental changes, and would at such time also be able to convert their notes, which would require substantial cash payments. Likewise, certain fundamental changes are events of default under our revolving credit agreement and our term loan, which would permit our lenders to accelerate such indebtedness, to the extent amounts are outstanding under such arrangements.

The change of control offer covenant is limited to the transactions specified in “Description of the Notes — Change of Control Offer”. We have no present intent to engage in a transaction involving a change of control triggering event, although it is possible that we could decide to do so in the future. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a change of control triggering event under the notes, but that could increase the amount of indebtedness outstanding at that time or otherwise materially adversely affect our capital structure or credit ratings.

An Active Trading Market for the Notes May Not Develop.

The notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. If an active trading market does not develop or is not maintained, holders of the notes may experience difficulty in reselling, or an inability to sell, the notes. Future trading prices for the notes may be adversely affected by many factors, including changes in our financial performance, changes in the overall market for similar securities and performance or prospects for companies in our industry.

If We Do Not Complete the 2019 Note Tender Offer or the Proposed Exchange Offer, or if the Amount of 2019 Notes and Convertible Notes We Purchase is Significantly Less Than We Anticipate, We May Significantly Increase Our Leverage.

Our plan is to issue the notes, enter into the accelerated stock buyback and make the 2019 Note Tender Offer and the Proposed Exchange Offer without significantly increasing our leverage. The success of our plan, however, depends on holders’ response to the 2019 Note Tender Offer and the Proposed Exchange Offer.

By issuing the notes and entering into the accelerated stock buyback with Goldman Sachs, we are incurring additional debt and repurchasing stock in anticipation of the reduction of debt pursuant to the 2019 Note Tender Offer and the issuance of common stock in exchange for outstanding debt pursuant to the Proposed Exchange Offer. As a result of this sequence of events, our leverage will increase unless and until we purchase and retire 2019 Notes and Convertible Notes, and issue additional equity, pursuant to the 2019 Note Tender Offer and the Proposed Exchange Offer. The planned reduction in debt will depend on the success of the 2019 Note Tender Offer, which is commencing on the date of this prospectus supplement and the results of which will not be known until shortly before the closing of this offering, and the Proposed Exchange Offer, which we do not intend to commence for several weeks and which, like the 2019 Note Tender Offer, may not reduce our outstanding debt as much as we anticipate.

If we do not reduce our leverage as anticipated, we may need to obtain additional debt or equity financing, which may not be available on favorable terms. A failure to reduce our leverage also could result in adverse ratings changes from the credit rating agencies.

USE OF PROCEEDS

We estimate the net proceeds from the sale of the notes offered hereby (after deducting the underwriting discounts and our estimated expenses of the offering) to be $     . We intend to use the proceeds from the offering, together with cash on hand and short-term borrowings, (1) to purchase shares of our common stock for $500,000,000 under an accelerated stock buyback and (2) to purchase up to $300,000,000 principal amount of our 2019 Notes pursuant to the 2019 Note Tender Offer. To the extent funds are not used for the 2019 Note Tender, we will use any remaining proceeds for general corporate purposes, which may include the repayment of debt.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges for the periods indicated is as follows:

						Three Months
	Year Ended December 31,					Ended
	2005	2006	2007	2008(1)	2009	March 31, 2010

Actual	3.62	3.92	4.98	1.00	3.28	3.25
Pro Forma(2)					2.82	2.77

(1)	Income from continuing operations before income taxes for 2008 includes $299.4 million of impairment charges principally related to goodwill.

(2)	The pro forma ratio of earnings to fixed charges for the year ended December 31, 2009 and the three months ended March 31, 2010 assumes that (i) the notes offered hereby are issued, (ii) no 2019 Notes are purchased pursuant to the 2019 Tender Offer and (iii) no Convertible Notes are purchased pursuant to the Proposed Exchange Offer. To the extent we purchase 2019 Notes or Convertible Notes, our ratio of earnings to fixed charges would increase.

For purposes of calculating the ratio of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes, adding back fixed charges and deducting equity in earnings. “Fixed charges” consist of interest on all indebtedness (including capitalized lease obligations and amortization of debt discounts and issuance costs) and the portion of rental expense on operating leases determined to be interest.

CAPITALIZATION

The following table sets forth our cash, short-term debt and capitalization as of March 31, 2010, on

•	an actual basis;

•	an as adjusted basis to give effect to (i) the issuance and sale of $550,000,000 aggregate principal amount of notes due 2020 in this offering and (ii) the use of $500,000,000 of the proceeds to fund the repurchase of our common stock pursuant to the accelerated stock buyback; and

•	as further adjusted to give effect to the purchase of $300,000,000 of 2019 Notes pursuant to the 2019 Note Tender Offer using the balance of the proceeds of this offering, cash on hand and short-term borrowings.

See “Summary — Other Transactions” for a description of the accelerated stock buyback and the 2019 Note Tender Offer. The following table does not reflect any adjustments for the Proposed Exchange Offer.

You should read this table in conjunction with our consolidated financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of March 31, 2010
			As Further
	Actual	As Adjusted	Adjusted
	(In millions, except par value)

Cash and cash equivalents	$253.0	$298.2	$124.7

Short-term debt:
Short-term debt	$—	$—	$250.0
5.50% Convertible Senior Notes due 2014	287.2	287.2	287.2
Current portion of long-term debt	208.1	208.1	208.1

Total short-term debt	$495.3	$495.3	$745.3

Long-term debt:
10.60% Notes due 2019	$293.2	$293.2	$—
% Notes due 2020 offered hereby	—	550.0	550.0
Other long-term debt	1,720.2	1,720.2	1,720.2

Total long-term debt	2,013.4	2,563.4	2,270.2

Stockholders’ equity:
Common stock, authorized shares, 800.0 at $1.00 par value; actual 294.7 outstanding shares, before treasury; as adjusted and as further adjusted 261.8 outstanding shares before treasury	294.7	261.8	261.8
Treasury stock, at cost; shares held: 16.5 actual, as adjusted and as further adjusted	(423.8)	(423.8)	(423.8)
Additional paid-in capital	679.9	212.8	212.8
Retained earnings	1,865.2	1,865.2	1,781.6
Accumulated other comprehensive loss	(603.9)	(603.9)	(603.9)

Stockholders’ equity attributable to Newell Rubbermaid	1,812.1	1,312.1	1,228.5
Stockholders’ equity attributable to non-controlling interests	3.5	3.5	3.5

Total stockholders’ equity	1,815.6	1,315.6	1,232.0

Total capitalization	$3,829.0	$3,879.0	$3,502.2

DESCRIPTION OF THE NOTES

We will issue the notes under a senior indenture, dated as of November 1, 1995 (the “indenture”), between us and The Bank of New York Mellon Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly The Chase Manhattan Bank N.A.), as trustee (the “trustee”). The indenture is subject to, and governed by, the Trust Indenture Act of 1939. The term “debt securities”, as used in this prospectus supplement, refers to all debt securities issued and issuable from time to time under the indenture and includes the notes. The debt securities and the trustee are more fully described in the accompanying prospectus under the captions “Description of Debt Securities” and “Particular Terms of the Senior Debt Securities”.

The following summary of certain provisions of the notes and of the indenture is not complete and is qualified in its entirety by reference to the indenture, a copy of which is incorporated as an exhibit to the registration statement of which this prospectus supplement and the accompanying prospectus are a part. This summary supplements and, to the extent inconsistent with, replaces the description of the general terms and provisions of the debt securities under the captions “Description of Debt Securities” and “Particular Terms of the Senior Debt Securities” in the accompanying prospectus. Terms used but not defined in this prospectus supplement or in the accompanying prospectus have the meanings given to them in the indenture.

For purposes of this Description of the Notes, unless the context requires otherwise, references to “Newell”, “we”, “our” and “us” refer only to Newell Rubbermaid Inc. and not to its subsidiaries.

Ranking

The notes:

•	will be general unsecured obligations of Newell;

•	will be pari passu in right of payment with all of our other unsecured and unsubordinated indebtedness from time to time outstanding; and

•	will be senior in right of payment to any future subordinated indebtedness of Newell.

However, because we are a holding company and conduct our business principally through our subsidiaries, the notes will be structurally subordinated to the liabilities of our subsidiaries. The rights of Newell, and the rights of our creditors, including the holders of the notes, to participate in any distribution of the assets of any of our subsidiaries upon that subsidiary’s liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of that subsidiary, except to the extent that our claims as a creditor of that subsidiary may be recognized. Substantially all of our consolidated accounts payable represent obligations of our subsidiaries, and as of March 31, 2010, the aggregate principal amount of money borrowed by our consolidated subsidiaries, plus accounts payable, equaled approximately $580.2 million (the current portion of which was approximately $576.0 million).

In addition, the indenture does not limit the aggregate principal amount of debt securities that we may issue. We may issue debt securities from time to time as a single series or in two or more separate series up to the aggregate principal amount that we authorize from time to time for each series. We may, from time to time, without the consent of the holders of the notes, issue additional notes or other debt securities under the indenture in addition to the aggregate principal amount of the notes offered by this prospectus supplement.

Principal, Maturity and Interest

We are initially offering $550,000,000 principal amount of notes. We may, without the consent of the holders, increase the principal amount of the notes outstanding in the future by issuing additional notes with the same terms and conditions and with the same CUSIP number as the notes so that the additional notes will be consolidated and form a single series with the notes.

The notes will mature on August 15, 2020 and will bear interest at a rate of     % per year. Interest on the notes will accrue from the most recent interest payment date to which interest has been paid or duly provided for, or if no interest has been paid or duly provided for, August   , 2010. We:

•	will pay interest on the notes semi-annually in arrears on February 15 and August 15 of each year during which an installment of interest is due and payable, commencing February 15, 2011;

•	will pay interest to the person in whose name a note is registered at the close of business on the February 1 or August 1, as applicable (each a “regular record date”), preceding the interest payment date;

•	will compute interest on the basis of a 360-day year consisting of twelve 30-day months;

•	will make payments on the notes at the corporate trust office of the trustee; and

•	will make payments by wire transfer for notes held in book-entry form or, if certificated notes are issued as set forth under “Certificated Notes”, by check mailed to the address of the person entitled to the payment as it appears in the applicable note register.

If any interest payment date or maturity or redemption date falls on a day that is not a business day, then the payment will be made on the next business day without additional interest and with the same effect as if it were made on the originally scheduled date. “Business day”, with respect to any place of payment or any other particular location referred to in the indenture or the notes, means each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in that place of payment or particular location are authorized or obligated by law or executive order to close.

We will issue the notes only in fully registered book-entry form without coupons, in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Notes may be transferred or exchanged only through a participating member of The Depository Trust Company, or any successor depository (which we refer to as DTC). See “Book-Entry, Delivery and Form”.

We will make payments of principal of, and premium, if any, and interest on, notes through the trustee to the DTC or its nominee. See “Book-Entry, Delivery and Form”.

The notes will not have the benefit of any sinking fund.

The notes are subject to defeasance and discharge as described under the caption “Description of Debt Securities — Defeasance” in the accompanying prospectus.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the provisions of the indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of notes. Holders will not be required to pay a service charge for any transfer or exchange but will be required to pay certain taxes and governmental charges that are due on certain transfers. We will not be required to transfer or exchange any note selected for redemption. We also will not be required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed.

Optional Redemption

All or any portion of the notes may be redeemed at our option at any time and from time to time. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•	100% of the principal amount of the notes being redeemed on the redemption date; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis at the Treasury Rate (as defined below), plus basis points (a “Make-Whole Amount”), as determined by a Reference Treasury Dealer (as defined below), plus accrued and unpaid interest on the notes being redeemed to the redemption date. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant regular record date according to the notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

We will cause the trustee on our behalf to mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date. The notes will be redeemed in increments of $1,000 and, if we redeem any notes only in part, such that the principal amount that remains outstanding of each note that we redeem only in part equals $2,000 or an integral multiple of $1,000 in excess thereof.

“Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if we obtain fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Quotation.

“Reference Treasury Dealer” means (A) Goldman, Sachs & Co. (or any affiliate of Goldman, Sachs & Co. that is a Primary Treasury Dealer) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by the trustee after consultation with us.

“Reference Treasury Dealer Quotation” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

On and after the redemption date, interest will cease to accrue on the notes, or any portion of the notes, called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by lot by DTC or, if the notes are not represented by a global security, by a method the trustee deems to be fair and appropriate.

Change of Control Offer

If a change of control triggering event occurs with respect to the notes, unless we have exercised our option to redeem the notes as described above, we will be required to make an offer (a “change of control offer”) to each holder of the notes to repurchase all of such holder’s notes or any part of such holder’s notes such that the principal amount that remains outstanding of each note not repurchased in full equals $2,000 or an integral multiple of $1,000 in excess thereof on the terms set forth in the notes. In a change of control offer, we will be required to offer payment in cash equal to 101% of the aggregate principal amount of the notes repurchased, plus accrued and unpaid interest, if any, on the notes repurchased to the date of repurchase (a “change of control payment”).

Within 30 days following any change of control triggering event or, at our option, prior to any change of control, but after public announcement of the transaction that constitutes or may constitute the change of control, a notice will be mailed to holders of the notes describing the transaction that constitutes or may constitute the change of control triggering event and offering to repurchase the notes on the date specified in the applicable notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed (a “change of control payment date”). The notice will, if mailed prior to the date of consummation of the change of control, state that the change of control offer is conditioned on the change of control triggering event occurring on or prior to the applicable change of control payment date.

Upon the change of control payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes properly tendered and not withdrawn pursuant to the applicable change of control offer;

•	deposit with the paying agent an amount equal to the change of control payment in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased.

We will not be required to make a change of control offer upon the occurrence of a change of control triggering event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and the third party repurchases all notes properly tendered and not withdrawn under its offer. In addition, we will not repurchase any notes if there has occurred and is continuing on the change of control payment date an event of default under the indenture, other than a default in the payment of the change of control payment upon a change of control triggering event.

We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a change of control triggering event. To the extent that the provisions of any securities laws or regulations conflict with the change of control offer provisions of the notes, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the change of control offer provisions of the notes by virtue of any such conflict.

For purposes of the change of control offer provisions of the notes, the following terms will be applicable:

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or more series of related transactions, of all or substantially all of our assets and the assets of our subsidiaries, taken as a whole, to any person, other than our company or one of our subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any person becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of our outstanding voting stock or other voting stock into which our voting stock is reclassified, consolidated, exchanged or changed measured by voting power rather than number of shares; (3) we consolidate with, or merge with or into, any person, or any person consolidates with, or merges with or into, us, in any such event pursuant to a transaction in which any of our outstanding voting stock or the voting stock of such other person is converted into or exchanged for cash, securities or other property, other than any such transaction where the shares of our voting stock outstanding immediately prior to such transaction constitute, or are converted into or exchanged for, a majority of the voting stock of the surviving person or any direct or indirect parent company of the surviving person, immediately after giving effect to such transaction; (4) the first day on which a majority of the members of our board of directors are not continuing directors; or (5) the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be deemed to involve a change of control under clause (2) above if (i) we become a direct or indirect wholly-owned subsidiary of a holding company and (ii)(A) the direct or indirect holders of the voting stock of such holding company immediately following that transaction are substantially the same as the holders of our voting stock immediately prior to that transaction or (B) immediately following that transaction no person (other than a holding company satisfying the requirements of this sentence) is the beneficial owner, directly or indirectly, of more than 50% of the voting stock of such holding company. The term “person”, as used in this definition, has the meaning given thereto in Section 13(d)(3) of the Exchange Act.

“Change of Control Triggering Event” with respect to the notes means the occurrence of both a change of control and a rating event with respect to the notes.

“Continuing directors” means, as of any date of determination, any member of our board of directors who (1) was a member of our board of directors on the date the notes were issued or (2) was nominated for election, elected or appointed to our board of directors with the approval of a majority of the continuing directors who were members of our board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of our proxy statement in which such member was named as a nominee for election as a director, without objection to such nomination).

“Fitch” means Fitch Inc., and its successors.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent) by Fitch, a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and a rating equal to or higher than BBB- (or the equivalent) by S&P, and a rating equal to or higher than the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us.

“Moody’s” means Moody’s Investors Service, Inc., and its successors.

“Rating Agencies” means (1) each of Fitch, Moody’s and S&P and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by us (as certified by a resolution of our board of directors) as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“Rating Event” means, with respect to the notes, that on any day during the period (the “trigger period”) commencing 60 days prior to the first public announcement by us of any change of control (or pending change of control) and ending 60 days following consummation of such change of control (which trigger period will be extended following consummation of a change of control for so long as any of the rating agencies has publicly announced that it is considering a possible ratings change), the notes cease to have an investment grade rating from at least two of the three rating agencies. Unless at least two of the three rating agencies are providing a rating for the notes at the commencement of any trigger period, the notes will be deemed to have ceased to have an investment grade rating from at least two of the three rating agencies during that trigger period.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” means, with respect to any specified “person” (as that term is used in Section 13(d)(3) of the Exchange Act) as of any date, the capital stock of such person that is at the time entitled to vote generally in the election of the board of directors of such person.

The definition of change of control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of our assets and those of our subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all”, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets and those of our subsidiaries taken as a whole to another person or group may be uncertain.

Events of Default

An “event of default” means, with respect to the notes, any one of the following events:

•	default for 30 days in the payment of any interest installment when due and payable;

•	default in the payment of principal or premium (if any) when due at its stated maturity, by declaration, when called for redemption or otherwise;

•	default in the performance of any covenant in the notes or in the indenture (other than a default in the performance of a covenant in the notes or in the indenture described in the immediately preceding bullet points), which default continues for 60 days after notice to us by the trustee or to us and the trustee by holders of at least 25% in principal amount of then outstanding notes;

•	certain events of bankruptcy, insolvency and reorganization of Newell or one of our principal subsidiaries; and

•	an event of default (as defined in any mortgage, indenture or instrument under which there is issued, or by which there is secured or evidenced, any indebtedness of Newell or any principal subsidiary for money borrowed) that results in such indebtedness in principal amount in excess of $10,000,000 becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, which such acceleration is not rescinded or annulled, nor such indebtedness discharged, within a period of 30 days after notice to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of then outstanding notes.

The term “principal subsidiary” means, as of any date of determination thereof, any subsidiary the consolidated net revenues of which for the twelve-month period ending on the last day of the month then most recently ended exceed 10% of our consolidated net revenues for such period, determined on a pro forma basis after giving effect to any acquisition or disposition of a subsidiary or a business effected on or prior to the determination date and after the beginning of such twelve-month period (including acquisitions and dispositions accomplished through a purchase or sale of assets or through a merger or consolidation).

The term “subsidiary” means any corporation of which at the time of determination Newell owns or controls directly or indirectly more than 50% of the shares of voting stock.

The term “voting stock” means, stock of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether at the time stock of any other class or classes has or might have voting power by reason of the happening of any contingency).

We are required to file every year with the trustee an officers’ certificate stating whether any default exists and specifying any default that exists.

Acceleration of Maturity

If an event of default occurs and is continuing (other than an event of default relating to certain events of bankruptcy, insolvency and reorganization described in the fourth bullet point above), then in every such case the trustee or the holders of not less than 25% in principal amount of then outstanding notes may declare the principal of the notes due and payable immediately by notice to us (and to the trustee, if given by the holders). If an event of default described in the fourth bullet point above occurs and is continuing, then in every such case the principal of the notes shall become and be immediately due and payable without any declaration or other action on the part of the trustee or any holder.

At any time after a declaration of acceleration with respect to the notes and before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of then outstanding notes by written notice to us and the trustee, may rescind and annul the declaration and its consequences if:

•	we have paid or deposited with the trustee a sum sufficient to pay:

•	all overdue interest on all then outstanding notes,

•	all unpaid principal of and premium, if any, on any of the notes which has become due otherwise than by the declaration of acceleration, and interest on the unpaid principal at the rate or rates prescribed therefor in the notes,

•	to the extent lawful, interest on overdue interest at the rate or rates prescribed therefor in the notes, and

•	all sums paid or advanced by the trustee and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel; and

•	all events of default with respect to the notes, other than the non-payment of amounts of principal of or interest or any premium on the notes which have become due solely by the declaration of acceleration, have been cured or waived.

No rescission shall affect any subsequent default or impair any right consequent thereon.

The holders of not less than a majority in principal amount of then outstanding notes may, on behalf of the holders of all the notes, waive any past default under the indenture and its consequences, except a default:

•	in the payment of the principal of or premium, if any, or interest on the notes, or

•	in respect of a covenant or provision that cannot be modified or amended without the consent of the holder of each outstanding note affected thereby.

If an event of default with respect to the notes occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the notes, unless the holders shall have offered to the trustee reasonable indemnity and security against the costs, expenses and liabilities that the trustee might incur in compliance with the request.

The holders of a majority in principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture, or exercising any trust or power conferred on the trustee with respect to the notes. The trustee may refuse to follow directions in conflict with law or the indenture that may involve the trustee in personal liability or may be unduly prejudicial to the other, non-directing holders.

Book-Entry, Delivery and Form

DTC.  Upon issuance, all of the notes will be in book-entry form represented by one or more permanent global notes in definitive fully registered form (collectively, the “global notes”). Each global note will be deposited with, or on behalf of, DTC and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the trustee in accordance with the FAST Balance Certificate Agreement between DTC and the trustee. Unless and until it is exchanged in whole or in part for notes in definitive form, no global note may be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of the successor.

DTC has advised us that:

•	DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act;

•	DTC holds securities that its participants deposit with DTC and facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates;

•	Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, including Clearstream and Euroclear;

•	DTC is owned by a number of its direct participants (including the underwriters) and by The New York Stock Exchange, Inc., the American Stock Exchange LLC and the Financial Industry Regulatory Authority, Inc.;

•	Access to DTC’s system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly; and

•	The rules applicable to DTC and its direct and indirect participants are on file with the Securities and Exchange Commission.

We have provided the following descriptions of the operations and procedures of DTC solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by DTC from time to time. Neither we, the underwriters nor the trustee take any responsibility for these operations or procedures, and you are urged to contact DTC or its participants directly to discuss these matters.

We expect that under procedures established by DTC:

•	Upon deposit of the global notes with DTC or its custodian, DTC will credit on its internal system the accounts of direct participants designated by the underwriters with portions of the principal amounts of the global notes; and

•	Ownership of the notes will be shown on, and the transfer of ownership of the notes will be effected only through, records maintained by DTC or its nominee, with respect to interests of direct participants, and the records of direct and indirect participants, with respect to interests of persons other than participants.

Purchases of notes must be made by or through direct participants, which will receive a credit for such notes in book-entry form on DTC’s records. The ownership interest of each actual purchaser of each note represented by a global note is, in turn, to be recorded on the records of direct participants and indirect participants. Owners of beneficial interests in a global note will not receive written confirmation from DTC of their purchase, but are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct participants or indirect participants through which the beneficial owner entered into the transaction. Ownership of beneficial interests in global notes will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by DTC (with respect to interests of participants) and on the records of participants (with respect to interests of persons held through participants). Transfers of ownership interest in a global note representing notes in book-entry form are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners.

The laws of some jurisdictions require that purchasers of securities take physical delivery of those securities in the form of a certificate. For that reason, it may not be possible to transfer interests in a global security to those persons. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in a global security to pledge or transfer that interest to persons or entities that do not participate in DTC’s system, or otherwise to take actions in respect of that interest, may be affected by the lack of a physical definitive security in respect of that interest.

We will make payments of principal of, premium, if any, and interest on the notes represented by the global notes in immediately available funds to DTC or its nominee, as the registered owner of the notes. We expect that when DTC or its nominee receives any payment on the notes represented by a global note, DTC will credit participants’ accounts with payments in amounts proportionate to their beneficial interests in the global note as shown in DTC’s records. We also expect that payments by DTC’s participants to owners of beneficial interests in the global note held through those participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers or registered in the names of nominees of those customers, and will be the responsibility of the applicable participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Transfers between participants in DTC will be made in accordance with DTC rules and will be settled in immediately available funds. Payment of principal, premium, if any, and interest to DTC is our responsibility and that of the trustee, disbursement of payments to direct participants will be the responsibility of DTC, and disbursement of payments to the beneficial owners will be the responsibility of direct participants and indirect participants.

So long as DTC or its nominee is the registered owner of a global note, DTC or that nominee will be considered the sole owner or holder of the notes represented by that global note for all purposes under the indenture and the related notes. Except as provided below under the caption “— Certificated Notes”, owners of beneficial interests in a global note will not be entitled to have notes represented by that global note registered in their names, will not receive or be entitled to receive the notes in the form of a physical certificate and will not be considered the owners or holders of the related notes under the indenture and may not be entitled to give the trustee directions, instructions or approvals. Accordingly, each person owning a beneficial interest in a global note must rely on DTC’s procedures and, if that person is not a direct or indirect participant in DTC, on the procedures of the DTC participant through which that person owns its interest to exercise any rights of a holder under the indenture or the global note. We understand that under existing industry practices, if we request any action of holders or if an owner of a beneficial interest in a global note desires to give or take any action which a holder is entitled to give or take under the indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take the desired action, and the participants would authorize owners of beneficial interests in the global notes owning through the participants to give or take the action or would otherwise act upon the instructions of beneficial owners. Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Clearstream.  Clearstream is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participating organizations (“Clearstream participants”) and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream provides Clearstream participants with, among other things, services for safekeeping, administration, clearance and establishment of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic markets in several countries. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Monetary Institute. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, and may include the Underwriters. Indirect access to Clearstream is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant either directly or indirectly.

Distributions with respect to notes held beneficially through Clearstream will be credited to cash accounts of Clearstream Participants in accordance with its rules and procedures to the extent received by DTC for Clearstream.

Euroclear.  Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear participants”) and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear Operator”), under contract with Euro-clear Clearance System S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes a policy for Euroclear on behalf of Euroclear participants. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

The Euroclear Operation is regulated and examined by the Belgian Banking Commission.

Links have been established among DTC, Clearstream and Euroclear to facilitate the initial issuance of the notes sold outside of the United States and cross-market transfers of the notes associated with secondary market trading.

Although DTC, Clearstream and Euroclear have agreed to the procedures provided below in order to facilitate transfers, they are under no obligation to perform these procedures, and these procedures may be modified or discontinued at any time.

Clearstream and Euroclear will record the ownership interests of their participants in much the same way as DTC, and DTC will record the total ownership of each of the U.S. agents of Clearstream and Euroclear, as participants in DTC. When notes are to be transferred from the account of a DTC participant to the account of a Clearstream participant or a Euroclear participant, the purchaser must send instructions to Clearstream or Euroclear through a participant at least one day prior to settlement. Clearstream or Euroclear, as the case may be, will instruct its U.S. agent to receive notes against payment. After settlement, Clearstream or Euroclear will credit its participant’s account. Credit for the notes will appear on the next day (European time).

Because settlement is taking place during New York business hours, DTC participants will be able to employ their usual procedures for sending notes to the relevant U.S. agent acting for the benefit of Clearstream or Euroclear participants. The sale proceeds will be available to the DTC seller on the settlement date. As a result, to the DTC participant, a cross-market transaction will settle no differently than a trade between two DTC participants.

When a Clearstream or Euroclear participant wishes to transfer notes to a DTC participant, the seller will be required to send instructions to Clearstream or Euroclear through a participant at least one business day prior to settlement. In these cases, Clearstream or Euroclear will instruct its U.S. agent to transfer these notes against payment for them. The payment will then be reflected in the account of the Clearstream or Euroclear participant the following day, with the proceeds back valued to the value date, which would be the preceding day, when settlement occurs in New York. If settlement is not completed on the intended value date, that is, if the trade fails, proceeds credited to the Clearstream or Euroclear participant’s account will instead be valued as of the actual settlement date.

You should be aware that you will only be able to make and receive deliveries, payments and other communications involving the notes through Clearstream and Euroclear on the days when clearing systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States. In addition, because of time zone differences there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as the United States.

The information in this section concerning DTC, its book-entry system, Clearstream and Euroclear and their respective systems has been obtained from sources that we believe to be reliable, but we have not attempted to verify the accuracy of this information.

Certificated Notes

We will issue certificated notes to each person that DTC identifies as the beneficial owner of notes represented by the global notes upon surrender by DTC of the global notes only if:

•	DTC notifies us that it is no longer willing or able to act as a depositary for the global notes, and we have not appointed a successor depository within 90 days of that notice;

•	an event of default has occurred and is continuing; or

•	we decide not to have the notes represented by global notes.

Neither we nor the trustee will be liable for any delay by DTC, its nominee or any direct or indirect participant in DTC in identifying the beneficial owners of the notes. We and the trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee, including instructions about the registration and delivery, and the respective principal amounts, of the notes to be issued.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material United States federal income tax consequences of the purchase, ownership, and disposition of the notes. It deals only with notes held as capital assets and acquired at original issuance for their “issue price” within the meaning of the Internal Revenue Code of 1986, as amended, or the Code (i.e. the first price at which a substantial amount of notes are sold to the public for cash excluding sales to underwriters, placement agents or wholesalers). The summary does not address special classes of holders, such as dealers in securities or currencies, life insurance companies, tax exempt entities, persons that hold a note in connection with an arrangement that completely or partially hedges the note, securities traders that use a mark-to-market method of accounting, banks, persons liable for the alternative minimum tax, persons holding notes as part of a conversion transaction, a constructive sale or a straddle, certain former citizens or residents of the United States, entities that are treated as partnerships for U.S. federal income tax purposes, or United States Holders (as defined below) whose functional currency is not the United States dollar. The summary is based upon the Code, and Treasury regulations, rulings and judicial decisions thereunder as of the date of this prospectus supplement. Such authorities may be repealed, revoked or modified so as to produce United States federal income tax consequences different from those discussed below.

Prospective purchasers of notes should consult their own tax advisors concerning the United States federal income and estate tax and any state or local income or franchise tax consequences in their particular situations, as well as any consequences under the laws of any other taxing jurisdiction.

United States Holders

For purposes of this discussion, a “United States Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any State of the United States or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source and (iv) a trust, if either (A) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (B) a valid election is in effect under applicable Treasury regulations to be treat such trust as a United States person.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds notes, the United States federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. A partner of a partnership holding notes should consult its own tax advisers.

Payments of Stated Interest

It is expected, and the following discussion assumes, that the notes will not be issued with original issue discount, or OID, for United States federal income tax purposes. Accordingly, payments of stated interest on a note will be taxable to a United States Holder as ordinary interest income at the time they are received or accrued, depending on the United States Holder’s regular method of accounting for United States federal income tax purposes.

Sale, Exchange, Redemption, or Other Disposition

A United States Holder generally will recognize gain or loss upon the sale, exchange, redemption or other disposition of a note, equal to the difference between the amount realized (less an amount equal to any accrued and unpaid interest, which will be taxable as ordinary interest income as discussed above to the extent not previously included in income by the United States Holder) and the United States Holder’s adjusted tax basis in the note. A United States Holder’s adjusted tax basis in a note will, in general, be its cost for such note. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the United States Holder has held the note for more than one year. Net long-term capital gain of non-corporate United States Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Backup Withholding and Information Reporting

A United States Holder may be subject to a backup withholding on interest payments received on the notes or on the proceeds received upon the sale or other disposition of such notes (including a redemption or retirement). Certain holders (including, among others, certain tax-exempt organizations) generally are not subject to backup withholding. A United States Holder will be subject to a backup withholding tax if such holder is not otherwise exempt and:

•	fails to furnish its taxpayer identification number, which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect taxpayer identification number;

•	is notified by the IRS that such holder is subject to backup withholding because it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished its correct taxpayer identification number and that the IRS has not notified the United States Holder that it is subject to backup withholding.

United States Holders should consult their personal tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax, and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund, if they timely provide certain information to the IRS.

In general, information reporting requirements will apply to payments of principal and interest on a note and the proceeds of the sale of a note before maturity within the United States to non-exempt United States Holders.

Non-United States Holders

As used herein, a “Non-United States Holder” is a person or entity that, for United States federal income tax purposes, is neither a United States Holder nor a partnership (including an entity treated as a partnership for United States federal income tax purposes).

Effectively Connected Income or Gain

If the income or gain on the notes is “effectively connected with the conduct of a trade or business within the United States” by the Non-United States Holder (and if an applicable treaty applies, such income or gain is attributable to a permanent establishment or fixed base in the United States of a Non-United States Holder) holding the note, such income or gain will be subject to tax essentially in the same manner as if the notes were held by a United States Holder, as discussed above, and in the case of a Non-United States Holder that is a foreign corporation, may also be subject to the branch profits tax, currently at a 30% rate (or a reduced rate specified by an applicable income tax treaty). However, the income or gain in respect of the notes would be exempt from U.S. withholding tax if the Non-United States Holder claims the exemption by providing a properly completed IRS Form W-8ECI (or other appropriate form).

Payments of Interest

If the interest income on the notes is not “effectively connected with the conduct of a trade or business within the United States (and if certain tax treaties apply, such interest is not attributable to a permanent establishment or fixed base in the United States)”, then, under the portfolio interest exemption of current United States federal income tax law, payments of such interest on a note by us or any paying agent to a Non-United States Holder will not be subject to withholding of United States federal income tax if the Non-United States Holder (1) does not actually or constructively own 10% or more of the combined voting power of all classes of our stock, (2) is not a bank receiving interest pursuant to a loan agreement entered into in the ordinary course of its trade or business, (3) is not a controlled foreign corporation related to us directly or constructively through stock ownership and (4) provides appropriate certification.

Under current law, the certification requirement will be met if either:

1. First, in accordance with specified procedures, the Non-United States Holder provides to us or our paying agent a Form W-8BEN (or a suitable substitute or successor form), that is signed under penalties of perjury, includes its name and address, and contains a certification that the holder is not a United States person; or

2. Second, (a) the Non-United States Holder provides a Form W-8BEN (or a suitable substitute or successor form), signed under the penalties of perjury, to an institution such as a securities clearing organization, bank, or other financial institution who holds customers’ securities in the ordinary course of its trade or business and holds the notes on behalf of a beneficial owner, and (b) the institution certifies to us, or our paying agent, under the penalties of perjury, that such statement has been received by it from the beneficial owner, directly or through another intermediary financial institution, and furnishes us or our paying agent with a copy thereof.

Treasury regulations provide alternative documentation procedures for satisfying the certification requirement described above. Such regulations add intermediary certification options for certain qualifying agents.

If a Non-United States Holder does not qualify for the portfolio interest exemption, interest payments to the Non-United States Holder will be subject to United States withholding at a 30% rate unless (A) such holder provides a properly completed IRS Form W-8BEN (or other appropriate form) claiming an exemption from or reduction in withholding under an applicable tax treaty, or (B) such interest is effectively connected with such holder’s conduct of a U.S. trade or business (and, if certain tax treaties apply, is attributable to a permanent establishment or fixed base in the United States) and such holder provides a properly completed IRS Form W-8ECI (or other appropriate form).

Sale, Exchange, Redemption or Other Disposition

A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized on the sale, exchange, redemption or retirement at maturity of a note unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (and, if certain tax treaties apply, is attributable to a permanent establishment or fixed base in the United States), or (ii) in the case of a Non-United States Holder who is an individual, such Non-United States Holder is present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met.

If the first exception applies, gain on a note that is effectively connected with the conduct by a Non-United States Holder of a trade or business within the United States (and, if an income tax treaty applies, is attributable to a permanent establishment in the United States of the Non-United States Holder) will be subject to United States federal income tax on a net income basis at the rates applicable to United States persons generally (and, with respect to corporate Non-United States Holders, may also be subject to a 30% branch profits tax or such lower rate as may be specified by an applicable income tax treaty). If the second exception applies, the Non-United States Holder generally will be subject to tax at a rate of 30% (or at a reduced rate under an applicable income tax treaty) on such Holder’s net U.S. source capital gain.

Any amounts in respect of accrued interest will generally be treated as described in “— Payments of interest”, above.

Information Reporting and Backup Withholding

United States information reporting requirements and backup withholding will not apply to payments on a note to a holder that is a Non-United States Holder provided that a certification of non-United States status, as discussed above, has been received and neither the Company nor its paying agent has actual knowledge that the payee is not a Non-United States Holder. However, information reporting on IRS Form 1042-S may still apply with respect to interest payments.

Information reporting requirements and backup withholding will generally not apply to any payment of the proceeds of the sale of a note effected outside the United States by a foreign office of a “broker” (as defined in applicable Treasury regulations), provided that such broker (1) is a Non-United States Holder, (2) derives less than 50% of its gross income for certain periods from the conduct of a trade or business in the United States and (3) is not a controlled foreign corporation as to the United States or a foreign partnership doing business in the United States or in which United States persons own more than 50% of the income or capital interests (a person described in (1), (2) and (3) being hereinafter referred to as a “foreign controlled person”). Payment of the proceeds of the sale of a note effected outside the United States by a foreign office of any broker that is not a foreign controlled person will generally not be subject to backup withholding, but will generally be subject to information reporting requirements unless such broker has documentary evidence in its records that the beneficial owner is a Non-United States Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of any procedure for obtaining an exemption from withholding, information reporting and backup withholding under current Treasury regulations. Backup withholding is not an additional tax and taxpayers may use amounts withheld as a credit against their United States federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

UNDERWRITING

We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

Principal
Amount
Underwriters	of Notes

Goldman, Sachs & Co.	$
Barclays Capital Inc.	$
Citigroup Global Markets Inc.	$

Total	$

The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to     % of the principal amount of notes. Any such securities dealers may resell any notes purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to     % of the principal amount of notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The offering of the notes by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

The notes are a new issue of securities with no established trading market. The company has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

These activities by the underwriters, as well as other purchases by the underwriters for their own accounts, may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of notes to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of notes to the public in that Relevant Member State at any time:

(a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

The notes may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the notes under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The company estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $550,000.

The company has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

It is expected that delivery of the notes will be made against payment therefor on or about the closing date specified on the cover page of this prospectus supplement, which will be the sixth business day following the date of this prospectus supplement, or “T+6”. Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, or “T+3”, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of this prospectus supplement or the two succeeding business days, will be required, by virtue of the fact that the notes initially will settle in T+6, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of this prospectus supplement or the two succeeding business days should consult their own advisor.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In particular, Barclays Capital Inc. and Goldman, Sachs & Co. are acting as dealer managers in connection with the 2019 Note Tender Offer, and Goldman, Sachs & Co. is acting as our counterparty under the agreement for our accelerated stock buyback. See “Summary — Other Transactions”. As a result, Goldman, Sachs & Co. and its affiliates may receive proceeds from the offering in an amount exceeding 5% of the net proceeds therefrom, which represents a “conflict of interest” under Financial Industry Regulatory Authority (“FINRA”) Rule 2720. Additionally, affiliates of certain of the underwriters are lenders under our revolving credit agreement and will receive a portion of any net proceeds from this offering that are applied to repay borrowings thereunder.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2009, and the effectiveness of our internal control over financial reporting as of December 31, 2009, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the notes will be passed on for us by Schiff Hardin LLP, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York.

PROSPECTUS

Newell Rubbermaid Inc.

Debt Securities

Preferred Stock

Common Stock

Warrants

Stock Purchase Contracts

Stock Purchase Units

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under a “shelf” registration process. Under this process, we may sell any combination of the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities registered under this process, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to make sales of offered securities unless accompanied by a prospectus supplement.

We have not authorized anyone to provide you with information that is different from, or additional to, the information provided in this prospectus or any later prospectus supplement. We are not making an offer to sell securities in any state or country where the offer is not permitted.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 25, 2008.

NEWELL RUBBERMAID INC.

We are a global marketer of consumer and commercial products that touch the lives of people where they work, live and play. Our strong portfolio of brands includes Sharpie®, Paper Mate®, Dymo®, Expo®, Waterman®, Parker®, Rolodex®, Irwin®, Lenox®, BernzOmatic®, Rubbermaid®, Levolor®, Graco®, Calphalon® and Goody®.

Our multi-product offering consists of well known name-brand consumer and commercial products in four business segments: Cleaning, Organization & Décor; Office Products; Tools & Hardware; and Home & Family. These business segments reflect our focus on building large consumer and commercial brands, promoting organizational integration, achieving operating efficiencies in sourcing and distribution, and leveraging our understanding of similar consumer segments and distribution channels.

During the fourth quarter of 2007, we moved to one, common global organizational structure that established the Global Business Unit, or GBU, as the core organizing concept of the business. We believe that the move to a GBU structure will allow us to better leverage our brands, technology, supply chain and other resources on a global basis.

Our four business segments are:

•	Cleaning, Organization & Décor. This segment is comprised of the following GBUs: Home Products, Foodservice Products, Commercial Products and Décor. These businesses design, manufacture or source, package and distribute semi-durable products primarily for use in the home and commercial settings. The products include indoor and outdoor organization, home storage, food storage, cleaning, refuse, material handling, drapery hardware, custom and stock horizontal and vertical blinds, as well as pleated, cellular and roller shades. Home Products, Foodservice Products and Commercial Products primarily sell their products under the trademarks Rubbermaid®, Brute®, Roughneck® and TakeAlongs®. Décor primarily sells its products primarily under the trademarks Levolor® and Kirsch®.

•	Office Products. This segment is comprised of the following GBUs: Markers, Highlighters & Art Products, Everyday Writing & Coloring, Technology, Fine Writing & Luxury Accessories and Office Organization. The GBUs primarily design, manufacture or source, package and distribute fine/luxury, technical and everyday writing instruments, technology based products and organization products, including permanent/waterbase markers, dry erase markers, overhead projector pens, highlighters, wood-cased pencils, ballpoint pens and inks, correction fluids, office products, art supplies, on-demand labeling products, card scanning solutions and on-line postage. Office Products primarily sells its products under the trademarks Sharpie®, Paper Mate®, Parker®, Waterman®, Eberhard Faber®, Berol®, Reynolds®, rotring®, uni-Ball®, Expo®, Sharpie® Accent®, Vis-à-Vis®, Expresso®, Liquid Paper®, Mongol®, Foohy®, Prismacolor®, Eldon®, Dymo®, Mimio®, CardScan® and Endiciatm.

•	Tools & Hardware. This segment is comprised of the following GBUs: Industrial Products & Services, Construction Accessories, Construction Tools and Cabinet, Window & Door. The GBUs within the Tools & Hardware segment design, manufacture or source, package and distribute hand tools, power tool accessories, propane torches, soldering tools and accessories, manual paint applicator products, cabinet hardware and window and door hardware. Tools & Hardware sells its products under the trademarks Irwin®, Vise-Grip®, Marathon®, Twill®, Speedbor®, Jack®, Quick-Grip®, Unibit®, Strait-Line®, BernzOmatic®, Shur-Line®, Rubbermaid®, Lenox®, Sterling®, Amerock®, Allison®, Ashland® and Bulldog®.

•	Home & Family. This segment is comprised of the following GBUs: Culinary Lifestyle, Baby & Parenting Essentials and Beauty & Style. Culinary Lifestyle primarily designs, manufactures or sources, packages and distributes aluminum and stainless steel cookware, bakeware, cutlery and kitchen gadgets and utensils. Baby & Parenting Essentials designs, manufactures or sources, packages and distributes infant and juvenile products such as swings, high chairs, car seats, strollers, and play yards. Beauty & Style designs, manufactures or sources, packages and distributes hair care accessories and grooming products. Culinary Lifestyle primarily sells its products under the trademarks Calphalon®, Kitchen Essentials®, Cooking with Calphalontm, Calphalon®Onetm and Katanatm. Baby & Parenting Essentials primarily sells its products under the Graco® trademark. Beauty & Style trademarks include Goody® and Ace®.

Our vision is to become a global company of consumer-meaningful brands (“Brands That Mattertm”) and great people, known for best-in-class results. Our four transformational strategic initiatives are as follows:

•	Create Consumer-Meaningful Brands. Our initiative to move from a historical focus on customer push marketing and excelling in manufacturing and distributing products, to a new focus on consumer pull marketing and creating competitive advantage through understanding our consumers, innovating to deliver great performance and value, investing in advertising and promotion to create demand and leveraging our brands in adjacent categories around the world.

•	Leverage One Newell Rubbermaid. Our initiative to lower costs and drive speed to market by leveraging common business activities and best practices of our business units. This will be supported by building a common culture of shared values, with a focus on collaboration and teamwork.

•	Achieve Best Total Cost. Our initiative to achieve an optimal balance between manufacturing and sourcing and between high-cost and low-cost manufacturing and to leverage our size and scale to drive productivity and achieve a best cost position.

•	Nurture 360[o] Innovation. Our initiative to broaden the definition of innovation to include consumer driven product invention and the successful commercialization of invention.

Unless otherwise indicated or the context otherwise requires, references in this prospectus to “Newell,” “we,” “us” and “our” are to Newell Rubbermaid Inc. and its subsidiaries.

We are a Delaware corporation. Our principal executive offices are located at 10B Glenlake Parkway, Suite 300, Atlanta, Georgia 30328, and our telephone number is 770-407-3800.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Securities and Exchange Commission’s public reference room at 100 F Street, NE, Washington, D.C. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. In addition, the Securities and Exchange Commission maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the Securities and Exchange Commission, including us.

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than any portions of such filings that are furnished rather than filed under applicable Securities and Exchange Commission rules) until our offering is completed:

1. Annual Report on Form 10-K for the year ended December 31, 2007.

2. Current Reports on Form 8-K dated February 13, 2008 and March 11, 2008.

3. Our Preliminary Proxy Statement for our 2008 Annual Meeting filed March 14, 2008.

4. The description of our common stock contained in our registration statement on Form 8-B filed with the Securities and Exchange Commission on June 30, 1987.

You may request a copy of these filings at no cost by writing to or telephoning us at the following address:

Newell Rubbermaid Inc.
10B Glenlake Parkway, Suite 300
Atlanta, Georgia 30328
Telephone: 1-770-407-3800
Attention: Office of Investor Relations

We maintain an Internet site at http://www.newellrubbermaid.com which contains information concerning Newell and its subsidiaries. The information contained at our Internet site is not incorporated by reference in this prospectus, and you should not consider it a part of this prospectus.

USE OF PROCEEDS

We expect to use the net proceeds from the sale of the securities for general corporate purposes. These may include additions to working capital, repayment of existing debt and acquisitions. If we decide to use the net proceeds from the sale of securities in some other way, we will describe the use of the net proceeds in the prospectus supplement for that offering.

DESCRIPTION OF DEBT SECURITIES

General

The following description sets forth general terms that may apply to the debt securities. The particular terms of any debt securities will be described in the prospectus supplement relating to those debt securities.

The debt securities will be either our senior debt securities or our subordinated debt securities. The senior debt securities will be issued under an indenture dated as of November 1, 1995, between us and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly known as The Chase Manhattan Bank (National Association)), as trustee. This indenture is referred to as the “senior indenture.” The subordinated debt securities will be issued under an indenture in the form of the indenture to be entered into between us and The Bank of New York Trust Company, N.A., as trustee. This indenture is referred to as the “subordinated indenture.” The senior indenture and the subordinated indenture are together called the “indentures.”

Copies of the indentures are incorporated by reference as exhibits to the registration statement. For your convenience, we have included references to specific sections of the indentures in the descriptions below. Capitalized terms not otherwise defined in this prospectus shall have the meanings shown in the indenture to which they relate.

The following summaries of provisions of the debt securities and the indentures are not complete and are qualified in their entirety by express reference to all of the provisions of the indentures and the debt securities.

Because Newell is a holding company and conducts its business principally through its subsidiaries, these notes will be structurally subordinated to the liabilities of its subsidiaries. The rights of Newell, and the rights of its creditors, including the holders of the notes, to participate in any distribution of the assets of any of its subsidiaries upon that subsidiary’s liquidation or reorganization or otherwise are necessarily subject to the prior claims of creditors of that subsidiary, except to the extent that Newell’s claims as a creditor of that subsidiary may be recognized. Neither the debt securities nor the indentures restrict Newell or any of its subsidiaries from incurring indebtedness. Substantially all of Newell’s consolidated accounts payable represent obligations of Newell’s subsidiaries, and as of December 31, 2007, the aggregate principal amount of money borrowed by Newell’s consolidated subsidiaries, including accounts payable, equaled approximately $1,162.9 million (the current portion of which was approximately $1,159.0 million).

Neither of the indentures limits the principal amount of debt securities that we may issue. Each indenture provides that debt securities may be issued up to the principal amount that we may separately authorize from time to time. Each also provides that the debt securities may be denominated in any currency or currency unit designated by us. Unless otherwise shown in the prospectus supplement related to that offering, neither the indentures nor the debt securities will contain any provisions to afford holders of any debt securities protection in the event of a takeover, recapitalization or similar restructuring of our business.

The senior debt securities will rank equally with all of our other unsecured and unsubordinated debt. The subordinated debt securities will rank junior to all of our senior debt securities and other senior indebtedness as we describe below under “Particular Terms of the Subordinated Debt Securities — Subordination.”

We will include specific terms relating to a particular series of debt securities in a prospectus supplement relating to the offering. The terms we will describe in the prospectus supplement will include some or all of the following:

(1) the distinct title and type of the debt securities;

(2) the total principal amount or initial offering price of the debt securities;

(3) the date or dates when the principal of the debt securities will be payable;

(4) the rate at which the debt securities will bear interest;

(5) the date from which interest on the debt securities will accrue;

(6) the dates when interest on the debt securities will be payable and the regular record date for these interest payment dates;

(7) the place where

•	the principal, premium, if any, and interest on the debt securities will be paid,

•	registered debt securities may be surrendered for registration of transfer, and

•	debt securities may be surrendered for exchange;

(8) any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

(9) the terms and conditions upon which we will have the option to redeem the debt securities;

(10) the denominations in which any registered debt securities will be issuable, if other than denominations of $1,000 or integral multiples, and the denominations in which any bearer debt securities will be issuable, if other than a denomination of $5,000;

(11) the identity of each Security Registrar and Paying Agent, and the designation of the Exchange Rate Agent, if any, if other than the Trustee;

(12) the portion of the principal amount of debt securities that will be payable upon acceleration of the Maturity of the debt securities;

(13) the currency used to pay principal, premium and interest on the debt securities, if other than U.S. Dollars, and whether you or we may elect to have principal, premium and interest paid in a currency other than the currency in which the debt securities are denominated;

(14) any index, formula or other method used to determine the amount of principal, premium or interest on the debt securities;

(15) whether provisions relating to defeasance and covenant defeasance will be applicable to the series of debt securities;

(16) any changes to the Events of Default, Defaults or to our covenants made in the applicable indenture;

(17) whether the debt securities are issuable as registered debt securities or bearer debt securities, whether there are any restrictions relating to the form in which they are issued and whether bearer and registered debt securities may be exchanged for each other;

(18) to whom interest will be payable

•	if other than the registered Holder (for registered debt securities),

•	if other than upon presentation and surrender of the related coupons (for bearer debt securities), or

•	if other than as specified in the indentures (for global debt securities);

(19) if the debt securities are to be convertible or exchangeable for other securities, the terms of conversion or exchange;

(20) particular terms of subordination with respect to subordinated debt securities; and

(21) any other terms of the debt securities.

We may issue debt securities as original issue discount securities to be sold at a substantial discount below their principal amount. If we issue original issue discount securities, then special federal income tax rules that apply may be described in the prospectus supplement for those debt securities.

Registration and Transfer

We presently plan to issue each series of debt securities only as registered securities. However, we may issue a series of debt securities as bearer securities, or a combination of both registered securities and bearer securities. If we issue debt securities as bearer securities, they will have interest coupons attached unless we elect to issue them as zero coupon securities. (Sections 201 and 301). If we issue bearer securities, we may describe material U.S. federal income tax consequences and other material considerations, procedures and limitations in the prospectus supplement for that offering.

Holders of registered debt securities may present the debt securities for exchange for different authorized amounts of other debt securities of the same series and of similar principal amount at the corporate trust office of the Trustee in New York, New York or at the office of any other transfer agent we may designate for the purpose and describe in the applicable prospectus supplement. The registered securities must be duly endorsed or accompanied by a written instrument of transfer. The agent will not impose a service charge on you for the transfer or exchange. We may, however, require that you pay any applicable tax or other governmental charge. We will describe any procedures for the exchange of bearer securities for other debt securities of the same series in the prospectus supplement for that offering. Generally, we will not allow you to exchange registered securities for bearer securities. (Sections 301, 305 and 1002)

In general, unless otherwise specified in the applicable prospectus supplement, we will issue registered securities without coupons and in denominations of $1,000, or integral multiples, and bearer securities in denominations of $5,000. We may issue both registered and bearer securities in global form. (Sections 301 and 302)

Conversion and Exchange

If any debt securities will be convertible into or exchangeable for our common stock or other securities, the applicable prospectus supplement will set forth the terms and conditions of the conversion or exchange, including:

•	the securities into which the debt securities are convertible;

•	the conversion price or exchange ratio;

•	the conversion or exchange period;

•	whether the conversion or exchange will be mandatory or at the option of the holder or Newell;

•	provisions for adjustment of the conversion price or exchange ratio; and

•	provisions that may affect the conversion or exchange if the debt securities are redeemed.

Global Securities

The debt securities of a series may be issued in whole or in part in the form of one or more global securities that we will identify in a prospectus supplement. Unless and until it is exchanged in whole or in part for the individual debt securities represented thereby, a global security may not be registered for transfer or exchange except:

•	as a whole by the depositary for the global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or a nominee of the depositary to a successor depositary or a nominee of the successor depositary; and

•	in any other circumstances described in the prospectus supplement applicable thereto.

The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a global security will be described in the prospectus supplement applicable thereto. Newell expects that the following provisions will apply to depositary arrangements.

Unless otherwise specified in the applicable prospectus supplement, debt securities that are to be represented by a global security to be deposited with or on behalf of a depositary will be represented by a global security or, in some cases, global securities registered in the name of the depositary or its nominee. Upon the issuance of the global security, and the deposit of the global security with or on behalf of the depositary for the global security, the depositary will credit on its book entry registration and transfer system the respective principal amounts of the debt securities represented by the global security to the accounts of institutions that have accounts with the depositary or its nominee (“participants”). The accounts to be credited will be designated by the underwriters or agents of the debt securities. If we directly offer and sell debt securities the accounts to be credited will be designated by us. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in the global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the depositary or its nominee for the global security. Ownership of beneficial interests in the global security by persons that hold through participants will be shown on, and the transfer of that ownership interest within the participant will be effected only through, records maintained by the participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of the securities in certificated form. The foregoing limitations and the laws may impair the ability to transfer beneficial interests in the global securities.

So long as the depositary for a global security, or its nominee, is the registered owner of the global security, the depositary or the nominee, as the case may be, will be considered the sole owner or “Holder” of the debt securities represented by the global security for all purposes under the indenture applicable thereto. Unless otherwise specified in the applicable prospectus supplement, owners of beneficial interests in the global security will not be entitled to have debt securities of the series represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of debt securities of the series in certificated form and will not be considered the Holders of the debt securities for any purposes under the indenture applicable thereto. Accordingly, each person owning a beneficial interest in the global security must rely on the procedures of the depositary and, if the person is not a participant, on the procedures of the participant through which the person owns its interest to exercise any rights of a Holder of debt securities under the indenture applicable thereto. Newell understands that under existing industry practices, if Newell requests any action of Holders or an owner of a beneficial interest in the global security desires to give any notice or take any action a Holder is entitled to give or take under the indenture applicable thereto, then the depositary would authorize the participants to give this notice or take this action, and participants would authorize beneficial owners owning through these participants to give this notice or take this action or would otherwise act upon the instructions of beneficial owners owning through them.

Principal of and any premium and interest on a global security will be payable in the manner described in the applicable prospectus supplement.

Consolidation, Merger and Sale of Assets

As provided in the indentures, we may, without the consent of Holders of the debt securities, consolidate with or merge into, or convey, transfer or lease all or substantially all of our properties and assets to, any person (the “Survivor”), and we may permit any person to merge into, or convey, transfer or lease its properties and assets substantially as an entirety to us so long as:

•	the Survivor is a corporation, limited liability company, partnership or trust organized and validly existing under the laws of any United States jurisdiction and expressly assumes our obligations on the debt securities and under the indentures;

•	immediately after giving effect to the transaction, no Default or Event of Default shall have occurred and be continuing under the indentures; and

•	certain other conditions regarding delivery of an Officers’ Certificate and Opinion of Counsel are met. (Section 801)

Acceleration of Maturity

If an Event of Default occurs and continues with respect to debt securities of a particular series, the Trustee or the Holders of not less than 25% in principal amount of outstanding debt securities of that series may declare the outstanding debt securities of that series due and payable immediately. (Section 502)

At any time after a declaration of acceleration with respect to debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee therefor, the Holders of a majority in principal amount of the outstanding debt securities of that series by written notice to Newell and the Trustee, may rescind and annul the declaration and its consequences if:

(1) Newell has paid or deposited with the Trustee a sum sufficient to pay in the Currency in which the debt securities of the series are payable, except as otherwise specified in the applicable indenture:

•	all overdue interest on all outstanding debt securities of that series and any related Coupons,

•	all unpaid principal of and premium, if any, on any of the debt securities which has become due otherwise than by the declaration of acceleration, and interest on the unpaid principal at the rate or rates prescribed therefor in the debt securities,

•	to the extent lawful, interest on overdue interest at the rate or rates prescribed therefor in the debt securities, and

•	all sums paid or advanced by the Trustee and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel; and

(2) all Events of Default with respect to debt securities of that series, other than the non-payment of amounts of principal, interest or any premium on the debt securities which have become due solely by the declaration of acceleration, have been cured or waived. (Section 502)

No rescission shall affect any subsequent default or impair any right consequent thereon.

The Holders of not less than a majority in principal amount of the outstanding debt securities of any series may, on behalf of the Holders of all the debt securities of the series and any related Coupons, waive any past default under the applicable indenture with respect to the series and its consequences, except a default:

(1) in the payment of the principal of or premium, if any, or interest on any Debt Security of the series or any related Coupon, or

(2) in respect of a covenant or provision that cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of the series affected thereby. (Section 513)

If an Event of Default with respect to debt securities of a particular series occurs and is continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the applicable indenture at the request or direction of any of the Holders of debt securities of the series, unless the Holders shall have offered to the Trustee reasonable indemnity and security against the costs, expenses and liabilities that might be incurred by it in compliance with the request. (Section 602)

The Holders of a majority in principal amount of the outstanding debt securities of the series have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the applicable indenture, or exercising any trust or power conferred on the Trustee with respect to the debt securities of that series. The Trustee may refuse to follow directions in conflict with law or the indenture that may involve the Trustee in personal liability or may be unduly prejudicial to the other, non-directing Holders. (Section 512)

Modification or Waiver

The indentures allow Newell and the Trustee, without the consent of any Holders of debt securities, to enter into supplemental indentures for various purposes, including:

•	evidencing the succession of another entity to us and the assumption of our covenants and obligations under the debt securities and the indenture by this successor,

•	adding to Newell’s covenants for the benefit of the Holders,

•	adding additional Events of Default for the benefit of the Holders,

•	establishing the form or terms of any series of debt securities issued under the supplemental indentures or curing ambiguities or inconsistencies in the indentures, and

•	making other provisions that do not adversely affect the interests of the Holders of any series of debt securities in any material respect. (Section 901)

The indentures allow Newell and the Trustee, with the consent of the Holders of not less than a majority in principal amount of the outstanding debt securities of all affected series acting as one class, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the indentures or modifying the rights of the Holders of the debt securities of the series. (Section 902) Without the consent of the Holders of all the outstanding debt securities affected thereby, no supplemental indenture may:

•	change the Stated Maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of, the rate of interest on, or any premium payable upon the redemption of, any debt security;

•	reduce the amount of the principal of any original issue discount security that would be due and payable upon acceleration of the Maturity of the debt security;

•	change any Place of Payment where, or the currency, currencies or currency unit or units in which, any debt security or any premium or interest thereon is payable;

•	impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity of the debt security or, in the case of redemption, on or after the Redemption Date;

•	affect adversely the right of repayment at the option of the Holder of any debt security of the series;

•	reduce the percentage in principal amount of the outstanding debt securities of any series, the consent of whose Holders is required for a supplemental indenture, or the consent of whose Holders is required for any waiver of compliance with various provisions of the indenture or various defaults thereunder and their consequences provided for in the indentures; or

•	modify any of the foregoing described provisions. (Section 902)

Meetings

The indentures contain provisions for convening meetings of the Holders of debt securities of any series for any action to be made, given or taken by Holders of debt securities. The Trustee, Newell, and the Holders of at least 10% in principal amount of the outstanding debt securities of a series may call a meeting, in each case after notice to Holders of that series has been properly given. (Section 1502)

Persons entitled to vote a majority in principal amount of the outstanding debt securities of a series will constitute a quorum at a meeting of Holders of debt securities of that series. Any resolution passed or decision taken at any meeting of Holders of debt securities of any series that has been properly held under the provisions of the indentures will bind all Holders of debt securities of that series and related coupons. (Section 1504)

Financial Information

Newell will file with the Securities and Exchange Commission the annual reports, quarterly reports and other documents required to be filed with the Securities and Exchange Commission by Section 13(a) or 15(d) of the Exchange Act, and will also file with the Trustee copies of these reports and documents within 15 days after it files them with the Securities and Exchange Commission. (Section 703)

Defeasance

The indentures include provisions allowing us to be discharged from our obligation on the debt securities of any series. (Section 1401) To be discharged from our obligations on the debt securities, we would be required to deposit with the Trustee or another trustee money or U.S. Government Obligations sufficient to make all principal, premium (if any) and interest payments on those debt securities. (Section 1404) If we make this defeasance deposit with respect to your debt securities, we may elect either:

•	to be discharged from all of our obligations on your debt securities, except for our obligations to register transfers and exchanges, to replace temporary or mutilated, destroyed, lost or stolen debt securities, to maintain an office or agency in respect of the debt securities and to hold moneys for payment in trust (Section 1402); or

•	in the case of senior debt securities, to be released from restrictions relating to liens and sale-leaseback transactions and, in the case of all debt securities, to be released from other covenants as may be described in the prospectus supplement relating to such debt securities. (Section 1403)

To establish the trust, Newell must deliver to the Trustee an opinion of our counsel that the Holders of the debt securities will not recognize gain or loss for Federal income tax purposes as a result of the defeasance and will be subject to Federal income tax on the same amount, and in the same manner and at the same times as would have been the case if the defeasance had not occurred. (Section 1404 (5)) There may be additional provisions relating to defeasance which we will describe in the applicable prospectus supplement.

The Trustee

The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank, formerly The Chase Manhattan Bank (National Association)) (“BoNY”) is the Trustee under the Senior Indenture and the Subordinated Indenture. BoNY is a lender under our revolving credit facility. We maintain other banking and borrowing arrangements with BoNY, and BoNY may perform additional banking services for, or transact other banking business with, Newell in the future.

The Trustee may be deemed to have a conflicting interest for purposes of the Trust Indenture Act of 1939 and may be required to resign as Trustee if:

•	there is an Event of Default under the indenture; and

•	one or more of the following occurs:

•	the Trustee is a trustee for another indenture under which our securities are outstanding;

•	the Trustee is a trustee for more than one outstanding series of debt securities under a single indenture;

•	the Trustee is one of our creditors; or

•	the Trustee or one of its affiliates acts as an underwriter or agent for us.

Newell may appoint an alternative Trustee for any series of debt securities. The appointment of an alternative Trustee would be described in the applicable prospectus supplement.

Governing Law

The indentures and the debt securities are by their terms to be governed by and their provisions construed under the internal laws of the State of New York. (Section 112)

Miscellaneous

Newell has the right at all times to assign any of its respective rights or obligations under the indentures to a direct or indirect wholly-owned subsidiary of Newell; provided, that, in the event of any assignment, Newell will remain liable for all of its respective obligations. (Section 803) The indentures are binding upon and inure to the benefit of the parties thereto and their respective successors and assigns. (Section 109)

PARTICULAR TERMS OF THE SENIOR DEBT SECURITIES

The following description of the senior debt securities sets forth additional general terms and provisions of the senior debt securities to which a prospectus supplement may relate. The debt securities are described generally in this prospectus under “Description of Debt Securities” above. The particular terms of the senior debt securities offered by a prospectus supplement will be described in the applicable prospectus supplement.

Limitation on Liens

The senior indenture provides that while the senior debt securities issued under it or the related Coupons remain outstanding, Newell will not, and will not permit any of its Subsidiaries to, create, incur, assume or suffer to exist any Lien of any kind upon any of its or their property or assets, now owned or hereafter acquired, without directly securing all of the senior debt securities equally and ratably with the obligation or liability secured by the Lien, except for:

(1) Liens existing as of the date of the senior indenture;

(2) Liens, including Sale and Lease-back Transactions, on any property acquired, constructed or improved after the date of the senior indenture, which are created or assumed contemporaneously with, or within 180 days after, the acquisition or completion of this construction or improvement, or within six months thereafter by a commitment for financing arranged with a lender or investor within the 180-day period, to secure or provide for the payment of all or a portion of the purchase price of the property or the cost of the construction or improvement incurred after the date of the senior indenture (or before the date of the indenture in the case of any construction or improvement which is at least 40% completed at the date of the indenture) or, in addition to Liens contemplated by clauses (3) and (4) below, Liens on any property existing at the time of acquisition of the property including acquisition through merger or consolidation; provided, that any Lien (other than a Sale and Lease-back Transaction meeting the requirements of this clause) does not apply to any property theretofore owned by Newell or a subsidiary other than, in the case of any such construction or improvement, any theretofore unimproved real property on which the property so constructed, or the improvement, is located;

(3) Liens existing on any property of a person at the time the person is merged with or into, or consolidates with, Newell or a Subsidiary;

(4) Liens on any property of a person (including, without limitation, shares of stock or debt securities) or its subsidiaries existing at the time the person becomes a Subsidiary, is otherwise acquired by Newell or a Subsidiary or becomes a successor to Newell under Section 802 of the senior indenture;

(5) Liens to secure an obligation or liability of a Subsidiary to Newell or to another Subsidiary;

(6) Liens in favor of the United States of America or any State, or any department, agency or instrumentality or political subdivision of the United States of America or any State, to secure partial progress, advance or other payments under any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to the Liens;

(7) Liens to secure tax-exempt private activity bonds under the Internal Revenue Code of 1986, as amended;

(8) Liens arising out of or in connection with a Sale and Lease-back Transaction if the net proceeds of the Sale and Lease-back Transaction are at least equal to the fair value, as determined by the Board of Directors, the Chairman of the Board, the Vice Chairman of the Board, the President or the principal financial officer of Newell, of the property subject to the Sale and Lease-back Transaction;

(9) Liens for the sole purpose of extending, renewing or replacing in whole or in part indebtedness secured by any Lien referred to in the foregoing clauses (1) to (8), inclusive, or in this clause (9); provided, however, that the principal amount of indebtedness secured thereby shall not exceed the principal amount of indebtedness so secured at the time of the extension, renewal or replacement, and that this extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced plus improvements on the property;

(10) Liens arising out of or in connection with a Sale and Lease-back Transaction in which the net proceeds of the Sale and Lease-back Transaction are less than the fair value, as determined by the Board of Directors, the Chairman of the Board, the Vice Chairman of the Board, the President or the principal financial officer of Newell, of the property subject to the Sale and Lease-back Transaction if Newell provides in a Board Resolution that it shall, and if Newell covenants that it will, within 180 days of the effective date of any arrangement or, in the case of (C) below, within six months thereafter under a firm purchase commitment entered into within the 180-day period, apply an amount equal to the fair market value as so determined of the property:

(A) to the redemption of senior debt securities of any series which are, by their terms, at the time redeemable or the purchase and retirement of senior debt securities, if permitted;

(B) to the payment or other retirement of Funded Debt, as defined below, incurred or assumed by Newell which ranks senior to or pari passu with the senior debt securities or of Funded Debt incurred or assumed by any Subsidiary other than, in either case, Funded Debt owned by Newell or any Subsidiary; or

(C) to the purchase of property other than the property involved in the sale;

(11) Liens on accounts receivable and related general intangibles and instruments arising out of or in connection with a sale or transfer by Newell or the Subsidiary of the accounts receivable;

(12) Permitted Liens; and

(13) Liens other than those referred to in clauses (1) through (12) above which are created, incurred or assumed after the date of the senior indenture, including those in connection with purchase money mortgages, Capitalized Lease Obligations and Sale and Lease-back Transactions, provided that the aggregate amount of indebtedness secured by the Liens, or, in the case of Sale and Lease-back Transactions, the Value of the Sale and Lease-back Transactions, referred to in this clause (13), does not exceed 15% of Consolidated Total Assets. (Section 1007)

The term “Capitalized Lease Obligations” means, as to any person, the obligations of the person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real or personal property which obligations are required to be classified and accounted for as capital lease obligations on a balance sheet of the person under generally accepted accounting principles and, for purposes of the senior indenture, the amount of the obligations at any date shall be the capitalized amount of the obligations at the date, determined according to generally accepted accounting principles. (Section 101)

The term “Consolidated Total Assets” means the total of all the assets appearing on the consolidated balance sheet of Newell and our Subsidiaries determined according to generally accepted accounting principles applicable to the type of business in which Newell and the Subsidiaries are engaged, and may be determined as of a date not more than 60 days before the happening of the event for which the determination is being made. (Section 101)

The term “Funded Debt” means any indebtedness which by its terms matures at or is extendable or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than 12 months after the date of the creation of the indebtedness. (Section 101)

The term “Lien” means, as to any person, any mortgage, lien, collateral assignment, pledge, charge, security interest or other encumbrance in respect of or on, or any interest or title of any vendor, lessor, lender or other secured party to or of the person under any conditional sale or other title retention agreement or Capitalized Lease Obligation, purchase money mortgage or Sale and Lease-back Transaction with respect to, any property or asset (including without limitation income and rights thereto) of the person (including without limitation capital stock of any Subsidiary of the person), or the signing by the person and filing of a financing statement which names the person as debtor, or the signing by the person of any security agreement agreeing to file, or authorizing any other party as the secured party thereunder to file, any financing statement. (Section 101)

The term “Permitted Liens” means:

•	mechanics, materialmen, landlords, warehousemen and carriers liens and other similar liens imposed by law securing obligations incurred in the ordinary course of business which are not past due or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established;

•	Liens under workmen’s compensation, unemployment insurance, social security or similar legislation;

•	Liens, deposits, or pledges to secure the performance of bids, tenders, contracts (other than contracts for the payment of money), leases, public or statutory obligations, surety, stay, appeal, indemnity, performance or other similar bonds, or similar obligations arising in the ordinary course of business;

•	judgment and other similar Liens arising in connection with court proceedings, provided the execution or other enforcement of the Liens is effectively stayed and the claims secured thereby are being actively contested in good faith and by appropriate proceedings; and

•	easements, rights of way, restrictions and other similar encumbrances which, in the aggregate, do not materially interfere with the occupation, use and enjoyment by Newell or any Subsidiary of the property or assets encumbered thereby in the normal course of its business or materially impair the value of the property subject thereto. (Section 101)

The term “Sale and Lease-back Transaction” means, with respect to any person, any direct or indirect arrangement with any other person or to which any other person is a party, providing for the leasing to the first person of any property, whether now owned or hereafter acquired (except for temporary leases for a term, including any renewal of the leases, of not more than three years and except for leases between Newell and a Subsidiary or between Subsidiaries), which has been or is to be sold or transferred by the first person to the other person or to any person to whom funds have been or are to be advanced by the other person on the security of the property. (Section 101)

The term “Subsidiary” means any corporation of which at the time of determination Newell or one or more Subsidiaries owns or controls directly or indirectly more than 50% of the shares of Voting Stock. (Section 101)

The term “Value” means, with respect to a Sale and Lease-back Transaction, as of any particular time, the amount equal to the greater of:

(a) the net proceeds from the sale or transfer of the property leased under the Sale and Lease-back Transaction or

(b) the fair value in the opinion of the Board of Directors, the Chairman of the Board, the Vice Chairman of the Board, the President or the principal financial officer of Newell of the property at the time of entering into the Sale and Lease-back Transaction, in either case multiplied by a fraction, the numerator of which shall be equal to the number of full years of the term of the lease remaining at the time of determination and the denominator of which shall be equal to the number of full years of the term, without regard to any renewal or extension options contained in the lease. (Section 101)

The term “Voting Stock” means stock of a corporation of the class or classes having general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of the corporation. (Section 101)

Events of Default

An “Event of Default” regarding any series of senior debt securities is any one of the following events:

•	default for 30 days in the payment of any interest installment when due and payable;

•	default in the payment of principal or premium (if any) when due at its stated maturity, by declaration, when called for redemption or otherwise;

•	default in the making of any sinking fund payment when due;

•	default in the performance of any covenant in the senior debt securities or in the senior indenture for 60 days after notice to Newell by the Trustee or by Holders of 25% in principal amount of the outstanding debt securities of that series;

•	events of bankruptcy, insolvency and reorganization of Newell or one of its significant subsidiaries;

•	an event of default in any mortgage, indenture or other instrument of indebtedness of Newell or any of its principal subsidiaries which results in a principal amount in excess of $10,000,000 being due and payable which remains outstanding longer than 30 days after written notice to Newell from the Trustee or from the Holders of at least 25% of the outstanding debt securities of that series; and

•	any other Event of Default provided with respect to that series of debt securities. (Section 501)

We are required to file every year with the Trustee an officers’ certificate stating whether any default exists and specifying any default that exists. (Section 1004)

PARTICULAR TERMS OF THE SUBORDINATED DEBT SECURITIES

The following description of the subordinated debt securities sets forth additional general terms and provisions of the subordinated debt securities to which a prospectus supplement may relate. The debt securities are described generally under “Description of Debt Securities” above. The particular terms of the subordinated debt securities offered by a prospectus supplement will be described in the applicable prospectus supplement.

Subordination

The subordinated debt securities will be subordinated to the prior payment in full of:

•	the senior debt securities and all other unsecured and unsubordinated indebtedness of Newell ranking equally with the senior debt securities; and

•	other indebtedness of Newell to the extent shown in the applicable prospectus supplement.

Events of Default

An “Event of Default” regarding any series of subordinated debt securities is any one of the following events:

•	default for 60 days in the payment of any interest installment when due and payable;

•	default in the payment of principal or premium (if any) when due at its stated maturity, by declaration, when called for redemption or otherwise;

•	default in the making of any sinking fund payment when due;

•	default in the performance of any covenant in the subordinated debt securities or in the subordinated indenture for 90 days after notice to Newell by the Trustee or by Holders of 25% in principal amount of the outstanding debt securities of that series;

•	events of bankruptcy, insolvency and reorganization of Newell or one of its significant subsidiaries;

•	an event of default in any mortgage, indenture or other instrument of indebtedness of Newell which results in a principal amount in excess of $15,000,000 being due and payable which remains outstanding longer than 30 days after written notice to Newell from the Trustee or from the Holders of at least 25% of the outstanding debt securities of that series;

•	any other Event of Default provided with respect to that series of debt securities. (Section 501)

We are required to file every year with the Trustee an officers’ certificate stating whether any default exists and specifying any default that exists. (Section 1004)

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 800,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of February 29, 2008, there were 276.9 million shares of common stock (net of treasury shares) and no shares of preferred stock outstanding. The outstanding shares of common stock are listed on the New York Stock Exchange and the Chicago Stock Exchange.

Common Stock

Voting Holders of common stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of common stock entitled to one vote.

Dividends.  Holders of the common stock are entitled to receive the dividends that may be declared from time to time by the Board of Directors out of funds legally available therefor. The rights of holders of common stock to receive dividends are subject to the prior rights of holders of any issued and outstanding preferred stock that may be issued in the future.

Other Provisions.  Upon liquidation (whether voluntary or involuntary) or a reduction in Newell’s capital which results in any distribution of assets to stockholders, the holders of the common stock are entitled to receive, pro rata according to the number of shares held by each, all of the assets of Newell remaining for distribution after payment to creditors and the holders of any issued and outstanding preferred stock of the full preferential amounts to which they are entitled. The common stock has no preemptive or other subscription rights and there are no other conversion rights or redemption provisions with respect to the shares.

Transfer Agent and Registrar.  The transfer agent and registrar for our common stock is Computershare Investor Services.

Preferred Stock

Our Board of Directors may issue, without further authorization from our stockholders, up to 10,000,000 shares of preferred stock in one or more series. Our Board of Directors may determine at the time of creating each series:

•	dividend rights and rates;

•	voting and conversion rights;

•	redemption provisions;

•	liquidation preferences; and

•	other relative, participating, optional or other special rights, qualifications, limitations or restrictions of the series.

We will describe in a prospectus supplement relating to any series of preferred stock being offered the terms of the preferred stock, which may include:

(1) The maximum number of shares to constitute the series;

(2) Any annual dividend rate on the shares, whether the rate is fixed or variable or both, the date or dates from which dividends will accrue, whether the dividends will be cumulative and any dividend preference;

(3) Whether the shares will be redeemable and, if so, the price at and the terms and conditions on which the shares may be redeemed;

(4) Any liquidation preference applicable to the shares;

(5) The terms of any sinking fund;

(6) Any terms and conditions on which the shares of the series shall be convertible into, or exchangeable for, shares of any other capital stock;

(7) Any voting rights of the shares of the series; and

(8) Any other preferences or special rights or limitations on the shares of the series.

Although Newell is not required to seek stockholder approval before designating any future series of preferred stock, the Board of Directors currently has a policy of seeking stockholder approval before designating any future series of preferred stock with a vote, or convertible into stock having a vote, in excess of 13% of the vote represented by all voting stock immediately after the issuance, except for the purpose of (a) raising capital in the ordinary course of business or (b) making acquisitions, the primary purpose of which is not to effect a change of voting power.

Provisions With Possible Anti-Takeover Effects

Newell’s Restated Certificate of Incorporation and By-Laws contain provisions which may be viewed as having an anti-takeover effect. The Restated Certificate of Incorporation classifies the Board of Directors into three classes and provides that vacancies on the Board of Directors are to be filled by a majority vote of directors and that directors so chosen will hold office until the end of the full term of the class in which the vacancy occurred. Under the Delaware General Corporation Law, directors of Newell may only be removed for cause. The Restated Certificate of Incorporation and the By-Laws also contain provisions that may reduce surprise and disruptive tactics at stockholders’ meetings. The Restated Certificate of Incorporation provides that no action may be taken by stockholders except at an annual meeting or special meeting, and does not permit stockholders to directly call a special meeting of stockholders. A stockholder must give written notice to Newell of an intention to nominate a director for election at an annual meeting 90 days before the anniversary date of the immediately preceding annual meeting. Each of these provisions tends to make a change of control of the Board of Directors more difficult and time consuming.

DESCRIPTION OF WARRANTS

We may issue warrants to purchase debt or equity securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under warrant agreements to be entered into between us and a bank or trust company, as warrant agent, all as described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the price or prices at which the warrants will be issued;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	if applicable, a discussion of the material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time; and

•	information with respect to book-entry procedures, if any.

Exercise of Warrants

Each warrant will entitle the holder of warrants to purchase for cash the amount of debt or equity securities at the exercise price stated or determinable in the prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the debt or equity securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to the holders, a specified number of shares of common stock at a future date or dates. The price per share of common stock and the number of shares of common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula stated in the stock purchase contracts.

The stock purchase contracts may be issued separately or as part of units that we call “stock purchase units.” Stock purchase units consist of a stock purchase contract and either our debt securities or U.S. treasury securities securing the holders’ obligations to purchase the common stock under the stock purchase contracts.

The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and these payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations in a specified manner.

The applicable prospectus supplement will describe the terms of the stock purchase contracts or stock purchase units. The description in the prospectus supplement will only be a summary, and you should read the stock purchase contracts, and, if applicable, collateral or depositary arrangements, relating to the stock purchase contracts or stock purchase units. Material U.S. federal income tax considerations applicable to the stock purchase units and the stock purchase contracts will be also be discussed in the applicable prospectus supplement.

PLAN OF DISTRIBUTION

We may sell the securities:

•	through underwriters,

•	through agents,

•	directly to a limited number of institutional purchasers or to a single purchaser, or

•	any combination of these.

The prospectus supplement will describe the terms of the offering of the securities, including the following:

•	the name or names of any underwriters, dealers or agents;

•	the purchase price and the proceeds we will receive from the sale;

•	any underwriting discounts and other items constituting underwriters’ compensation; and

•	any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The obligations of the underwriters to purchase securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities if any are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

If dealers are used in the sale, we will sell the securities to the dealers as principals. The dealers may resell the securities to the public at prices determined by the dealers at the time of the resale.

We may sell securities directly or through agents we designate from time to time. Any agent involved in the offer or sale of the securities in respect of which this prospectus is delivered will be named, and any commissions payable by us to that agent, will be described in the prospectus supplement.

The names of the underwriters, dealers or agents, as the case may be, and the terms of the transaction will be set forth in the applicable prospectus supplement.

Agents and underwriters may be entitled to indemnification by us against civil liabilities arising out of this prospectus, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make relating to those liabilities. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Our common stock will be approved for listing upon notice of issuance on the New York Stock Exchange and the Chicago Stock Exchange. Other securities may or may not be listed on a national securities exchange. No assurances can be given that there will be a market for the securities.

LEGAL MATTERS

Legal matters in connection with the securities will be passed upon for Newell by Schiff Hardin LLP, Chicago, Illinois and for any underwriters, dealers or agents by counsel named in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of Newell Rubbermaid Inc. appearing in Newell Rubbermaid Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein), and the effectiveness of Newell Rubbermaid Inc.’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$550,000,000

Newell Rubbermaid Inc.

     % Notes

due 2020

PROSPECTUS SUPPLEMENT

Goldman, Sachs & Co.
Barclays Capital
Citi